Exhibit 99.2

EXECUTION VERSION

GOLD STANDARD VENTURES CORP.

AND

BATTLE MOUNTAIN GOLD INC.

ARRANGEMENT AGREEMENT

DATED APRIL 11, 2017

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings	17
1.3	Number and Gender	17
1.4	Date for Any Action	17
1.5	Statutory References	17
1.6	Currency	17
1.7	Accounting Matters	18
1.8	Knowledge	18
1.9	Schedules	18

ARTICLE 2 THE ARRANGEMENT		18
2.1	Arrangement	18
2.2	Interim Order	18
2.3	U.S. Securities Law Matters	19
2.4	BMG Meeting	20
2.5	BMG Circular	21
2.6	Final Order	22
2.7	Court Proceedings	23
2.8	Effect of the Arrangement and Effective Date	23
2.9	Payment of Consideration	24
2.10	Preparation of Filings	24
2.11	Announcement and Shareholder Communications	24
2.12	Withholding Taxes	25

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF BMG		25
3.1	Representations and Warranties	25
3.2	Survival of Representations and Warranties	44

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF GSV		45
4.1	Representations and Warranties	45
4.2	Survival of Representations and Warranties	56

ARTICLE 5 COVENANTS		57
5.1	Covenants of BMG Regarding the Conduct of Business	57
5.2	Additional Covenants of BMG	60
5.3	Covenants of BMG Relating to the Arrangement	61
5.4	Additional Covenants of GSV	63
5.5	Covenants of GSV Relating to the Arrangement	64
5.6	Mutual Covenants	65
5.7	Employment Agreements and Severance	66
ARTICLE 6 CONDITIONS		67
6.1	Mutual Conditions Precedent	67
6.2	Additional Conditions Precedent to the Obligations of GSV	68
6.3	Additional Conditions Precedent to the Obligations of BMG	69
6.4	Satisfaction of Conditions	70

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ARTICLE 7 ADDITIONAL AGREEMENTS		71
7.1	Notice and Cure Provisions	71
7.2	Non-Solicitation	71
7.3	Right to Match	74
7.4	Expenses and Termination Fees	75
7.5	Access to Information; Confidentiality	77
7.6	Insurance and Indemnification	78

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		78
8.1	Term	78
8.2	Termination	79
8.3	Amendment	81
8.4	Waiver	81

ARTICLE 9 GENERAL PROVISIONS		81
9.1	Privacy	81
9.2	Notices	82
9.3	Governing Law	83
9.4	Injunctive Relief	83
9.5	Time of Essence	83
9.6	Entire Agreement, Binding Effect and Assignment	84
9.7	Severability	84
9.8	Further Assurances	84
9.9	No Third Party Beneficiaries	84
9.10	Counterparts, Execution	85

- ii -

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated April 11, 2017,

B E T W E E N:

GOLD STANDARD VENTURES CORP., a corporation existing pursuant to the laws of the Province of British Columbia with an office at Suite 610 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4, Canada (“GSV”)

- and -

BATTLE MOUNTAIN GOLD INC., a corporation existing pursuant to the laws of the Province of British Columbia with an office at Suite 300 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada (“BMG”)

WHEREAS GSV holds approximately 28% of the BMG Shares (as defined below);

AND WHEREAS GSV and BMG wish to enter into a transaction providing for the acquisition by GSV of all of the remaining BMG Shares (as defined below);

AND WHEREAS GSV and BMG intend to carry out the transactions contemplated by this Agreement (as defined below) by way of an arrangement under the provisions of the BCBCA (as defined below);

AND WHEREAS the BMG Board (as defined below), after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement (as defined below) is fair to the BMG Securityholders (as defined below) (other than GSV and its affiliates) and is in the best interests of BMG and has resolved unanimously to recommend to the BMG Securityholders that they vote in favour of the Arrangement Resolution (as defined below);

AND WHEREAS immediately prior, and as a condition precedent in favour of GSV, to the execution and delivery of this Agreement, GSV has entered into the BMG Voting Agreement (as defined below) with all of the directors and officers of BMG;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry (orally or in writing) from any person (other than GSV or any of its affiliates) after the date of this Agreement, relating to:

(a)	any alliance, joint venture, earn-in right, royalty grant, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i) the assets of BMG and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of BMG and its subsidiaries, taken as a whole; or

(ii) 20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of BMG or the BMG Material Subsidiaries; or

(b)	any take-over bid, tender offer or exchange offer that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of BMG or the BMG Material Subsidiaries; or

(c)	a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving BMG or the BMG Material Subsidiaries; or

(d)	any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which could reasonably be expected to materially reduce the benefits to GSV under this Agreement or the Arrangement;

“affiliate” means an “affiliated entity” within the meaning of MI 61-101;

“Agreement” means this arrangement agreement, including (unless the context requires otherwise) the Schedules hereto, together with the GSV Disclosure Letter and the BMG Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, BMG, the BMG Securityholders, and GSV on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of GSV and BMG, each acting reasonably;

“Arrangement Resolution” means the special resolution of the BMG Securityholders approving the Plan of Arrangement by an affirmative vote of at least the following majorities (by tabulating the vote in each of the following three manners): (i) 66⅔% of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting, with each BMG Share entitling the BMG Shareholder to one vote; (ii) 66⅔% of the votes cast on the Arrangement Resolution by BMG Securityholders (voting together as a single class, with each BMG Share entitling the BMG Shareholder to one vote, each BMG Option entitling the BMG Optionholder to one vote for each BMG Share issuable upon exercise thereof, and each BMG Warrant entitling the BMG Warrantholder to one vote for each BMG Share issuable upon exercise thereof) present in person or represented by proxy at the BMG Meeting; and (iii) a simple majority of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting (excluding BMG Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101), which is to be considered at the BMG Meeting and is to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“BMG Benefit Plans” has the meaning ascribed thereto in Section 3.1(bb)(i);

“BMG Board” means the board of directors of BMG as the same is constituted from time to time;

“BMG Board Recommendation” has the meaning ascribed thereto in Section 3.1(a);

“BMG Circular” means the notice of the BMG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to BMG Securityholders in connection with the BMG Meeting, as amended, supplemented or otherwise modified from time to time;

“BMG Concessions” means any mining concession, unpatented mining claim, discovery claim, exploration permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which BMG, any of the BMG Material Subsidiaries, or any of their subsidiaries owns or has a right or option to acquire or use, including for greater certainty the Lewis Gold Project, all as listed in Schedule 3.1(t) to the BMG Disclosure Letter;

“BMG Debt” means the intercompany debt which is owing by BMG US to BMG as a result of BMG funding the exercise of BMG US’s option to acquire a 40% interest in the Lewis Gold Project;

“BMG Disclosure Letter” means the disclosure letter executed by BMG and delivered to GSV prior to the execution of this Agreement;

“BMG Fairness Opinions” has the meaning ascribed thereto in Section 3.1(b);

“BMG Financial Advisors” means Haywood Securities Inc. and Evans & Evans, Inc., financial advisors to the BMG Board and the special committee thereof;

“BMG Financial Statements” has the meaning ascribed thereto in Section 3.1(l);

“BMG Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, patented mining claims, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements (but excluding the BMG Concessions and the BMG Office Leases) which BMG or the BMG Material Subsidiaries have a right in or interest in or has an option or other right to acquire or use, all as listed in Schedule 3.1(t) to the BMG Disclosure Letter;

“BMG Locked-up Shareholders” means those BMG Securityholders, listed in Schedule E hereto, who have entered into BMG Voting Agreements with GSV pursuant to which they have agreed, subject to the terms of such BMG Voting Agreements, to vote their BMG Securities (including any BMG Shares issued upon the exercise of BMG Options and BMG Warrants) in favour of the Arrangement Resolution;

“BMG Material Adverse Effect” means any change, effect, event, occurrence or state of facts that individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, that is or would reasonably be expected to be material and adverse to the business, assets, capital, properties, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of BMG and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	general changes in political, economic or financial conditions in Canada or the United States;

(c)	any change in applicable Laws or in IFRS;

(d)	any natural disaster;

(e)	conditions generally affecting, as a whole, the industry in which BMG and its subsidiaries operate;

(f)	changes in currency exchange rates or commodities prices;

(g)	any matter that has been disclosed in or pursuant to this Agreement; or

(h)	any decrease in the market price or any decline in the trading volume of BMG Shares on the TSX-V (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a BMG Material Adverse Effect has occurred);

provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d) and (e) of this definition shall constitute a BMG Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, assets, capital, properties, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of BMG and its subsidiaries, taken as a whole, relative to other industry participants of similar size;

“BMG Material Contract” means any Contract of BMG or any of its subsidiaries (i) involving current and future aggregate actual or contingent obligations to pay (including advances) to or by BMG or any of its subsidiaries of more than $25,000 in any one year or $50,000 during the entire term (including, if applicable, any renewals thereof); (ii) relating to current or future indebtedness of $50,000 or more; (iii) relating to litigation or settlement thereof which does or could have any actual or contingent obligations or entitlements of BMG or any of its subsidiaries which have not been fully satisfied prior to the date of this Agreement, other than such Contracts which, individually or together, would have aggregate obligations or entitlements of not more than $50,000; (iv) with any Governmental Entity; (v) which limits or purports to limit the ability of any of BMG or any of its subsidiaries or any key executives of BMG or any of its subsidiaries, to compete in any line of business or with any person or in any geographic area or during any period of time; (vi) limits or purports to limit the ability of any of BMG or any of its subsidiaries to solicit any customers, clients or service or product providers of the other parties thereto; (vii) in respect of any joint venture, partnership or shareholders’ agreement; (viii) involving a sharing of profits, losses, costs or liabilities by BMG or any of its subsidiaries with any third party that would result in one or more third parties being entitled to more than

$25,000 in the aggregate; (ix) the termination of which would reasonably be expected to have an BMG Material Adverse Effect; or (x) with annual payments by BMG or any of its subsidiaries in excess of $25,000 with a term or commitment to or by an BMG or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without penalty on less than sixty (60) days’ notice or which is outside the ordinary course of business;

“BMG Material Subsidiaries” means:

(a)	Madison US;

(b)	BMG Subco;

(c)	BMG US; and

(d)	Phoenix Joint Venture;

“BMG Meeting” means the special meeting of BMG Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“BMG Office Leases” means the office leases listed in Schedule 3.1(t) of the BMG Disclosure Letter;

“BMG Option” means an option to acquire one or more BMG Shares granted pursuant to the BMG Stock Option Plan;

“BMG Optionholder” means a holder of one or more BMG Options;

“BMG Public Disclosure Record” means all documents and information filed by BMG under applicable Securities Laws and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) web-site;

“BMG Security” means a BMG Share, a BMG Option or a BMG Warrant;

“BMG Securityholder” means a holder of one or more BMG Shares, BMG Options or BMG Warrants;

“BMG Share” means a common share in the authorized share structure of BMG;

“BMG Shareholder” means a holder of one or more BMG Shares;

“BMG Shareholder Rights Plan” means the shareholder rights plan adopted by BMG pursuant to a shareholder rights plan agreement dated March 5, 2008 between BMG and Computershare Trust Company of Canada, as successor to Pacific Corporate Trust Company;

“BMG Stock Option Plan” means the Battle Mountain Gold stock option plan dated April 9, 2008, as amended on March 1, 2011, included in the Data Room Information;

“BMG Subco” means BMG Mining Inc.;

“BMG Title Opinions” means one or more legal opinions, dated the Effective Date and addressed to GSV, in respect of title to the BMG Concessions, and in respect of the BMG Concessions confirming that as of the date of such opinion, BMG or one of its subsidiaries has good and marketable title to the BMG Concessions, including for greater certainty the Lewis Gold Project, free and clear of all material Liens or material defects of any nature whatsoever, and such qualifications as are noted under the heading “Section 6.2(i) – BMG Title Opinions” of the BMG Disclosure Letter, and that BMG Concessions are in good standing in all material respects, are registered in the name of BMG or one of its the Material Subsidiaries;

“BMG US” means Battle Mountain Gold (USA) Inc.;

“BMG US Debt” means a U.S. dollar denominated intercompany debt owing from BMG US to BMG Subco;

“BMG Voting Agreement” means the voting agreement (including all amendments thereto) between GSV and the BMG Locked-up Shareholders;

“BMG Warrant” means a warrant to acquire one (1) BMG Share;

“BMG Warrantholder” means a holder of one or more BMG Warrants;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia, are not open for business during normal banking hours;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“Competition Act” means the Competition Act (Canada);

“Confidentiality Agreement” means the confidentiality agreement between the Parties dated March 24, 2017;

“Consideration” means the consideration payable by GSV to a person who is, immediately before the Effective Time, a BMG Securityholder, in respect of a BMG Security pursuant to the Plan of Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which BMG or GSV, respectively, or any of their respective subsidiaries is a party or by which BMG or GSV, respectively, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject and under which any party thereto has continuing rights or obligations;

“Corruption Acts” has the meaning ascribed thereto in Section 3.1(oo);

“Court” means the Supreme Court of British Columbia;

“Cultural Heritage Laws” means all applicable Laws relating to the protection, reconnaissance and preservation of archaeological, historical or cultural evidences, remains, sites, features or artifacts protected under United States legislation;

“Data Room Information” means all information, books, maps, records, reports, files, data, interpretations, papers or other records or documents relating to BMG or GSV and their respective subsidiaries or their respective businesses, contained in the internet-based data room established by or on behalf of BMG or GSV and made available to the other and its advisors prior to the date of this Agreement, at the GSV data room, hosted by GSV at the weblink:
[Redacted for privacy reasons]
and the BMG data room, hosted by BMG at the weblink:
[Redacted for privacy reasons]

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Effective Time” means the commencement of the Effective Date;

“Engagement Letters” has the meaning ascribed thereto in Section 3.1(ll);

“Environmental Laws” means all applicable federal, provincial, state and local Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any Hazardous Substance or any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all Permits under any Environmental Laws;

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in a form acceptable to BMG and GSV, each acting reasonably, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both BMG and GSV, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both BMG and GSV, each acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX-V;

“GSV Board” means the board of directors of GSV as the same is constituted from time to time;

“GSV Concessions” means any mining concession, unpatented mining claim, discovery claim, exploration permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which GSV, any of its subsidiaries, owns or has a right or option to acquire or use, including those listed in Schedule 4.1(o) to the GSV Disclosure Letter;

“GSV Disclosure Letter” means the disclosure letter executed by GSV and delivered to BMG prior to the execution of this Agreement;

“GSV Financial Statements” has the meaning ascribed thereto in Section 4.1(j);

“GSV Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, patented mining claim, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements (but excluding the GSV Concessions and the GSV Office Leases) which GSV or its material subsidiaries have a right in or interest in or has an option or other right to acquire or use, all as listed in Schedule 4.1(o) to the GSV Disclosure Letter;

“GSV Material Adverse Effect” means any change, effect, event, occurrence or state of facts that individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, that is or would reasonably be expected to be material and adverse to the business assets, capital, properties, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of GSV and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	general changes in political, economic or financial conditions in Canada or the United States;

(c)	any change in applicable Laws or in IFRS;

(d)	any natural disaster;

(e)	conditions generally affecting, as a whole, the industry in which GSV and its subsidiaries operate;

(f)	changes in currency exchange rates or commodities prices;

(g)	any matter that has been disclosed in or pursuant to this Agreement; or

(h)	any decrease in the market price or any decline in the trading volume of GSV Shares on the TSX-V or the NYSE MKT (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a GSV Material Adverse Effect has occurred);

provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e) and (f) of this definition shall constitute a GSV Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, assets, capital, properties, liabilities, operations, results of operations or condition (financial or otherwise) of GSV and its subsidiaries, taken as a whole, relative to other industry participants of similar size;

“GSV Material Contract” means any Contract of GSV or any of its subsidiaries (i) involving current and future aggregate actual or contingent obligations to pay (including advances) to or by GSV or any of its subsidiaries of more than $25,000 in any one year or $50,000 during the entire term (including, if applicable, any renewals thereof); (ii) relating to current or future indebtedness of $50,000 or more; (iii) relating to litigation or settlement thereof which does or could have any actual or contingent obligations or entitlements of GSV or any of its subsidiaries which have not been fully satisfied prior to the date of this Agreement, other than such Contracts which, individually or together, would have aggregate obligations or entitlements of not more than $50,000; (iv) with any Governmental Entity; (v) which limits or purports to limit the ability of any of GSV or any of its subsidiaries or any key executives of GSV or any of its subsidiaries, to compete in any line of business or with any person or in any geographic area or during any period of time; (vi) limits or purports to limit the ability of any of GSV or any of its subsidiaries to solicit any customers, clients or service or product providers of the other parties thereto; (vii) in respect of any joint venture, partnership or shareholders’ agreement; (viii) involving a sharing of profits, losses, costs or liabilities by GSV or any of its subsidiaries with any third party that would result in one or more third parties being entitled to more than $25,000 in the aggregate; (ix) the termination of which would reasonably be expected to have a GSV Material Adverse Effect; or (x) with annual payments by GSV or any of its subsidiaries in excess of $25,000 with a term or commitment to or by GSV or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without penalty on less than sixty (60) days’ notice or which is outside the ordinary course of business;

“GSV Office Leases” means the office leases listed in Schedule 4.1(o)(i)(B) of the GSV Disclosure Letter;

“GSV Option” means an option to acquire one (1) GSV Share granted pursuant to the GSV Stock Option Plan;

“GSV Public Disclosure Record” means all documents and information filed by GSV under applicable Securities Laws and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) web-site;

“GSV Securityholders” means a holder of one or more GSV Shares or GSV Options;

“GSV Share” mean a common share in the authorized share structure of GSV;

“GSV Shareholder” means a holder of one or more GSV Shares;

“GSV Stock Option Plan” means the GSV stock option plan, initially adopted on June 28, 2011, as subsequently amended and included in the Data Room Information;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to any Environmental Law;

“IFRS” means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto, as such principles may be amended, varied or replaced from time to time and as accepted and adopted by the applicable Party, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein;

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of BMG as set out in Schedule 3.1(z) to the BMG Disclosure Letter;

“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA, in a form acceptable to BMG and GSV, each acting reasonably, providing for, among other things, the calling and holding of the BMG Meeting, as the same may be amended by the Court with the consent of BMG and GSV, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act;

“June Options” means all BMG Options granted on June 18, 2016 with an exercise price of $0.60, other than the 200,000 BMG Options granted on that date to [Redacted for privacy reasons] ;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices, including as set out in Schedule D hereto, required to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX-V), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Lewis Gold Project” means the 5,500 acre Lewis gold-silver property located in Lander County, Nevada, within the Battle Mountain Trend, comprising, without limitation, 360 unpatented lode mining claims, seven patented lode mining claims and a fee parcel;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Loan Agreement” means the convertible loan agreement between the Parties dated April 11, 2017;

“Madison US” means Madison Enterprises (Nevada) Inc.;

“Madison US Debt” means a U.S. dollar denominated intercompany debt owing from Madison US to BMG;

“Mailing Deadline” means thirty (30) days after the date of this Agreement or such other date as may be agreed between the parties;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(pp);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“NYSE MKT” means NYSE MKT LLC;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means June 30, 2017, or such later date as may be agreed to in writing by the Parties;

“Parties” means GSV and BMG, and “Party” means, except as set forth in Section 8.4, any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of BMG and GSV, each acting reasonably;

“Pre-Closing Capitalization” has the meaning ascribed thereto in Section 5.2(g);

“Pre-Closing Windup” has the meaning ascribed thereto in Section 5.2(f);

“Records and Data” means all books, contracts, documents, technical information and data (in paper or electronic form), maps, surveys, drilling samples and assays in the possession or control of BMG relating to the BMG Concessions;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed thereto in Section 7.2.1;

“Response Period” has the meaning ascribed thereto in Section 7.3.1(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“Review Period” has the meaning ascribed thereto in Section 7.3.2;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means the Securities Act, the securities legislation of each other province of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, as well as applicable rules, regulations, by-laws as now in effect and as they may be promulgated or amended from time to time;

“Subscription Agreement” means the subscription agreement between the Parties dated May 6, 2016;

“subsidiary” means a “subsidiary entity” within the meaning of MI 61-101 and includes each of the Material Subsidiaries;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person who is, as at the date of this Agreement, an arm’s length third party, that is made after the date of this Agreement, (and is not obtained in violation of this Agreement or any agreement between the person making such Acquisition Proposal and BMG) and that relates to all of the outstanding BMG Shares or all or substantially all of the consolidated assets of BMG and its subsidiaries, and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that is made to all BMG Shareholders on the same terms and conditions; (iii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the BMG Board, acting in good faith (after receiving the advice of its outside legal advisors and the BMG Financial Advisor), that any financing required to complete such Acquisition Proposal has been obtained or been demonstrated to be reasonably likely to be obtained without undue delay; (iv) that is not subject to due diligence or a due diligence condition; and (v) in respect of which the BMG Board determines, in its good faith judgment, after receiving the advice of its outside legal advisors and the BMG Financial Advisor, that (a) failure to recommend such Acquisition Proposal to the BMG Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the BMG Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any change to the transactions contemplated by this Agreement proposed by GSV pursuant to Section 7.3;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3; “Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4; “TSX-V” means the TSX Venture Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended;

U.S. Investment Company Act” means the United States Investment Company Act of 1940 as the same has been and hereinafter from time to time may be amended; and

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Knowledge

In this Agreement, (a) references to “the knowledge of BMG” mean the knowledge of Chet Idziszek (President and Chief Executive Officer of BMG), Ian Brown (Chief Financial Officer of BMG), and Steve Garwin (Director of BMG), after due enquiry within BMG and the BMG Material Subsidiaries, and (b) references to “the knowledge of GSV” means the knowledge of Jonathan Awde (President and Chief Executive Officer of GSV), Michael Waldkirch (Chief Financial Officer of GSV), and Richard Silas (Corporate Secretary of GSV), after due enquiry within GSV and its material subsidiaries.

1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Key Third Party Consents
Schedule E	-	BMG Locked-Up Shareholders

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

BMG and GSV agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

BMG shall, as soon as reasonably practicable and in any event in sufficient time to hold the BMG Meeting in accordance with Section 2.4, apply in a manner acceptable to GSV, acting reasonably, pursuant to subsection 291(2) of the BCBCA and, in cooperation with GSV, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the BMG Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the BMG Meeting;

(c)	that the requisite approval for the Arrangement Resolution shall be (i) 66⅔% of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting, with each BMG Share entitling the BMG Shareholder to one vote; (ii) 66⅔% of the votes cast on the Arrangement Resolution by BMG Securityholders (voting together as a single class, with each BMG Share entitling the BMG Shareholder to one vote, each BMG Option entitling the BMG Optionholder to one vote for each BMG Share issuable upon exercise thereof, and each BMG Warrant entitling the BMG Warrantholder to one vote for each BMG Share issuable upon exercise thereof) present in person or represented by proxy at the BMG Meeting; and (iii) a simple majority of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting (excluding BMG Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101);

(d)	that, in all other respects, the terms, restrictions and conditions of BMG’s constating documents, including quorum requirements and all other matters, shall apply in respect of the BMG Meeting;

(e)	for the grant of Dissent Rights;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the BMG Meeting may be adjourned or postponed from time to time by BMG (with the prior written consent of GSV, acting reasonably) without the need for additional approval of the Court;

(h)	that the record date for BMG Securityholders entitled to receive notice of and vote at the BMG Meeting will not change in respect of any adjourned BMG Meeting;

(i)	that each BMG Securityholder entitled to Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they comply with the procedures set out in Section 2.3 hereof; and

(j)	for such other matters as GSV may reasonably require subject to obtaining the prior written consent of BMG, such consent not to be unreasonably withheld or delayed.

2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all (i) GSV Shares to be issued to BMG Shareholders in exchange for their BMG Shares pursuant to the Plan of Arrangement and (ii) replacement GSV options and warrants that may be deemed for purposes of U.S. securities Laws to be issued to BMG Optionholders and BMG

Warrantholders in exchange for their BMG Options and BMG Warrants, respectively, pursuant to the Plan of Arrangement (but, for certainty, not the GSV Shares issuable upon exercise of such options or warrants), will be issued by GSV in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”).

2.4	BMG Meeting

(a)	Subject to the terms of this Agreement, BMG shall convene and conduct the BMG Meeting in accordance with the Interim Order, BMG’s notice of articles and articles and applicable Law as soon as reasonably practicable and in any event on or before the sixtieth (60th ) day after the date of this Agreement (and, in that regard, BMG shall abridge, as necessary, any time periods that may be abridged under NI 54-101). Except as required by applicable Law, or with the prior written consent of GSV, which shall not be unreasonably withheld or delayed, the Arrangement Resolution shall be the only matter of business transacted at the BMG Meeting.

(b)	Subject to the terms of this Agreement, BMG shall solicit proxies in favour of the approval of the Arrangement Resolution and take all other action necessary or desirable to secure the approval of the Arrangement Resolution and all other matters to be brought before the BMG Meeting intended to facilitate and complete the transactions contemplated by this Agreement, including, if so requested by GSV, using proxy solicitation services. GSV shall bear all costs of any such proxy solicitation services requested by GSV.

(c)	BMG shall give notice to GSV of the BMG Meeting and allow GSV’s representatives and legal counsel to attend the BMG Meeting.

(d)	BMG shall advise GSV as GSV may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the BMG Meeting, as to the aggregate tally of the proxies received by BMG in respect of the Arrangement Resolution and any other matters properly brought before the BMG Meeting.

(e)	BMG will promptly advise GSV of any written notice of dissent or purported exercise by any BMG Shareholder of Dissent Rights received by BMG in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by BMG and, subject to applicable Law, any written communications sent by or on behalf of BMG to any BMG Shareholder who is exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)	BMG shall, upon the reasonable request from time to time by GSV, deliver to GSV (i) basic lists of all registered BMG Shareholders and other security holders of BMG, showing the name and address of each holder and the number of BMG Shares or other securities of BMG held by each such holder, all as shown on the records of BMG or its transfer agent, as of the most recent practicable date and a list of participants in book-based clearing systems, nominee registered BMG Shareholders or other securities of BMG and non-registered beneficial owner lists that are available to BMG (provided that such list may only be used in the manner prescribed in section 7.1 of NI 54-101), and securities positions, and (ii) from time to time, at the request of GSV, updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.4(f).

(g)	BMG shall not, except as required for quorum purposes, as required by law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the BMG Meeting without GSV’s prior written consent, which shall not be unreasonably withheld or delayed, other than as directed by GSV in accordance with Section 7.3.3.

(h)	BMG shall promptly advise GSV of any communication (written or oral) received by BMG from the TSX-V, any of the Securities Authorities or any other Governmental Entity in connection with the BMG Meeting.

2.5	BMG Circular

(a)	BMG shall prepare the BMG Circular in compliance with Securities Laws and file on a timely basis, and in any event prior to the close of business on the Mailing Deadline, the BMG Circular with respect to the BMG Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof. If necessary, BMG shall, in consultation with GSV abridge the timing contemplated by NI 54-101, as provided in section 2.20 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from such NI 54-101).

(b)	BMG shall ensure that the BMG Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the BMG Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by GSV for inclusion in the BMG Circular) and shall provide BMG Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the BMG Meeting. Subject to Section 7.2, the BMG Circular shall include (a) the BMG Board Recommendation and a statement that each director and officer of BMG intends to vote all of their BMG Securities (including any BMG Shares issued upon the exercise of any BMG Options or BMG Warrants) in favour of the Arrangement Resolution and any other resolution presented at the BMG Meeting required to give effect to the Arrangement, and (b) a summary and copies of the

BMG Fairness Opinions. The content of the BMG Circular shall comply with the terms of this Agreement.

(c)	GSV shall furnish to BMG on a timely basis such information regarding GSV as may be required by Law or reasonably required by BMG in the preparation of the BMG Circular, and GSV shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the BMG Circular in order to make any information so furnished or any information concerning GSV, as the case may be, not misleading in light of the circumstances in which it is disclosed.

(d)	GSV shall use commercially reasonable efforts to obtain any necessary consents from any of its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the BMG Circular and to the identification in the BMG Circular of each such advisor.

(e)	GSV and its legal counsel shall be given a reasonable opportunity to review and comment on the BMG Circular, prior to the BMG Circular being printed, mailed to BMG Securityholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by GSV and its counsel, provided that all information relating solely to GSV included in the BMG Circular, and any information describing the terms and conditions of this Agreement, the BMG Voting Agreements and/or the Plan of Arrangement, shall be in form and content satisfactory to GSV, acting reasonably. GSV and its legal counsel shall provide any comments with respect to the BMG Circular in a timely manner. BMG shall provide GSV with a final copy of the BMG Circular prior to its mailing to the BMG Securityholders.

(f)	Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of GSV, only in respect of information relating to GSV) that the BMG Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the BMG Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the BMG Circular, as required or appropriate, and BMG shall promptly mail or otherwise publicly disseminate any amendment or supplement to the BMG Circular to BMG Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.6	Final Order

If:

(a)	the Interim Order is obtained;

(b)	the Arrangement Resolution is passed at the BMG Meeting by BMG Securityholders, as provided for in the Interim Order and as required by applicable Law; and

(c)	the Key Regulatory Approvals are obtained,

BMG shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 291(4) of the BCBCA.

2.7	Court Proceedings

Subject to the terms of this Agreement, GSV will cooperate with, assist and consent to BMG seeking the Interim Order and the Final Order, including by providing BMG on a timely basis any information required to be supplied by GSV in connection therewith. BMG will provide legal counsel to GSV with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. BMG will also provide legal counsel to GSV on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on BMG or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, BMG will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with GSV’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require GSV to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases GSV’s obligations set forth in any such filed or served materials or under this Agreement. In addition, BMG will not object to legal counsel to GSV making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, however, that BMG is advised of the nature of any submissions prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. BMG will also oppose any proposal from any party that the Final Order contains any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, BMG is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with GSV.

2.8	Effect of the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the BMG Securityholders at the BMG Meeting in accordance with the Interim Order and BMG obtaining the Final Order, the

Arrangement shall be effective at the Effective Time on the Effective Date. From and after the Effective Time, the Plan of Arrangement shall have effect as provided by applicable Law, including the BCBCA. The closing of the transactions contemplated hereby shall take place at the offices of Dentons Canada LLP in Vancouver, or at such other location as may be agreed upon by the Parties.

2.9	Payment of Consideration

GSV shall, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient cash and GSV Shares in escrow to pay the aggregate Consideration to be paid to the BMG Shareholders pursuant to the Arrangement. For greater certainty, GSV shall not be required pursuant to this Section 2.9 to provide the Depositary prior to the Effective Date with any cash funds and GSV Shares as Consideration for the BMG Shares held by BMG Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.

2.10	Preparation of Filings

GSV and BMG shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.11	Announcement and Shareholder Communications

BMG and GSV shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of each such announcement to be approved by BMG and GSV in advance, acting reasonably. GSV and BMG agree to co-operate in the preparation of presentations, if any, to BMG Securityholders and GSV Securityholders, respectively, regarding the Plan of Arrangement, and no Party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); or

(b)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Parties;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, provided that the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12	Withholding Taxes

GSV, BMG and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of BMG Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of BMG Securities exceeds the cash component, if any, of the Consideration otherwise payable to such holder, GSV, BMG or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of GSV Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF BMG

3.1	Representations and Warranties

BMG hereby represents and warrants to and in favour of GSV as follows, except to the extent that such representations and warranties are qualified by the BMG Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that GSV is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Recommendation. The BMG Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement is fair to the BMG Securityholders and is in the best interests of BMG and has resolved unanimously to recommend to the BMG Securityholders that they vote in favour of the Arrangement Resolution (the “BMG Board Recommendation”).

(b)	Fairness Opinions. The BMG Board has received an oral opinion of each of the BMG Financial Advisors, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received pursuant to the Plan of Arrangement by the BMG Shareholders (other than GSV and its affiliates) is fair, from a financial point of view, to such BMG Shareholders (the “BMG Fairness Opinions”).

(c)	Organization and Qualification. BMG and each of the BMG Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. BMG and each of the BMG Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have an BMG Material Adverse Effect.

(d)	Authority Relative to this Agreement. BMG has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by BMG and the performance by BMG of its obligations under this Agreement have been duly authorized by the BMG Board and no other corporate proceedings on the part of BMG are necessary to authorize the execution and delivery of this Agreement or the performance by BMG of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by BMG and constitutes a legal, valid and binding obligation of BMG, enforceable against BMG in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.

(e)	No Violation. None of the execution and delivery of this Agreement by BMG, the performance by BMG of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by BMG with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of BMG or any of the BMG Material Subsidiaries, or cause any payment or other obligation to be imposed on BMG or any of the BMG Material Subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable organizational documents;

(B)	any note, bond, mortgage, indenture, loan agreement, deed of trust or Contract to which BMG or any of the BMG Material Subsidiaries is a party; or

(ii)	subject to obtaining the Key Regulatory Approvals:

(A)	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, any provisions of any Law applicable to BMG or any of the BMG Material Subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in respect of BMG or any of the BMG Material Subsidiaries;

(iii)	give rise to any rights of first refusal or pre-emptive rights or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, loan agreement, deed of trust or other Contract or under any Permit held by BMG or any of the BMG Material Subsidiaries (other than in respect of those change of control provisions or severance payments described in Schedule 3.1(e) of the BMG Disclosure Letter); or

(iv)	result in the imposition of any Lien upon any property or assets of BMG or any of the BMG Material Subsidiaries,

except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), which if not given or received, would not, individually or in the aggregate, result in an BMG Material Adverse Effect.

(f)	Capitalization. The authorized share capital of BMG consists of an unlimited number of BMG Shares. As of the close of business on the date of this Agreement, there are issued and outstanding 60,217,856 BMG Shares. In addition, as of the close of business on the date of this Agreement, an aggregate of 4,414,000 BMG Shares are issuable upon the exercise of BMG Options and 4,887,960 BMG Shares are issuable upon the exercise of BMG Warrants, all as more fully disclosed in Schedule 3.1(f) of the BMG Disclosure Letter. Except as disclosed above or as provided for in the Loan Agreement, there are no options, warrants, conversion privileges or other rights (other than rights issued under the BMG Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by BMG of any securities of BMG (including BMG Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of BMG (including BMG Shares) or any of the BMG Material Subsidiaries. All outstanding BMG Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all BMG Shares issuable upon the exercise of the BMG Options and BMG Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. There are no securities of BMG or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the BMG Options and BMG Warrants, are convertible into, or exchangeable or exercisable for securities having the right to vote generally) with the BMG Shareholders on any matter. There are no outstanding contractual or other obligations of BMG to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of the BMG Material Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of BMG or any of its subsidiaries having the right to vote with the BMG Securityholders on any matters.

(g)	Reporting Status and Securities Laws Matters. BMG is a “reporting issuer” and is in compliance in all material respects with applicable Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, and Ontario and is not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, and Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of BMG and, to the knowledge of BMG, no inquiry or investigation (formal or informal) of BMG by any Securities Authority, is in effect or ongoing or, to the knowledge of BMG, threatened or expected to be implemented or undertaken. The BMG Shares are listed and posted for trading on the TSX-V. BMG is in compliance with all requirements of the TSX-V, except where non-compliance would not result in a BMG Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

(h)	Ownership of Subsidiaries. Schedule 3.1(h) of the BMG Disclosure Letter includes a complete and accurate list of all subsidiaries, direct and indirect, of BMG, including each of the BMG Material Subsidiaries. Each such subsidiary is owned as disclosed in Schedule 3.1(h) of the BMG Disclosure Letter. The only material subsidiaries of BMG are the BMG Material Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the BMG Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by BMG are legally and beneficially owned free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of a BMG Material Subsidiary. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the BMG Material Subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the BMG Material Subsidiaries, other than as disclosed in Schedule 3.1(h) of the BMG Disclosure Letter. All ownership interests of BMG in the BMG Material Subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(i)	Key Regulatory Approvals. Other than the Key Regulatory Approvals listed in Schedule C, any approvals required by the Interim Order or Final Order and any filings with Securities Authorities and the TSX-V, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by BMG of the transactions contemplated by this Agreement and the Arrangement.

(j)	Consents. Except as disclosed in Schedule 3.1(j) of the BMG Disclosure Letter, there are no consents or waivers required from any party under any BMG Material Contract to which BMG or its subsidiaries are a party in order for BMG to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(k)	Public Filings. BMG has filed all documents in the BMG Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws or the rules of the TSX-V. All such documents and information comprising the BMG Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX-V relating to continuous disclosure requirements. BMG has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to BMG, except for (i) changes in material facts or material changes that are reflected in a document included in the BMG Public Disclosure Record, and (ii) this Agreement and the transactions contemplated hereby.

(l)	BMG Financial Statements.

(i)	BMG’s audited financial statements as at and for the fiscal years ended October 31, 2016 and October 31, 2015 (including the notes thereto and the report of the auditors thereon) and BMG’s unaudited interim financial statements as at and for the three month period ended January 31, 2017 (including the notes thereto) (collectively, the “BMG Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of BMG and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reasonable reserves required by IFRS in respect of all material contingent liabilities, if any, of BMG and its subsidiaries on a consolidated basis. There has been no material change in BMG’s accounting policies since October 31, 2016, except as disclosed in the BMG Public Disclosure Record or as required by IFRS.

(ii)	The management of BMG has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by BMG in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by BMG in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to BMG’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	BMG maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMG and its subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of BMG and its subsidiaries are being made only with authorizations of management and directors of BMG and its subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of BMG or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of BMG, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of BMG.

(v)	Since October 31, 2016, neither BMG nor any of its subsidiaries nor, to BMG’s knowledge, any director, officer, employee, auditor, accountant or representative of BMG or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of BMG or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that BMG or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the BMG Board.

(m)	Books and Records. Except as disclosed in Schedule 3.1(m) of the BMG Disclosure Letter, the financial books, records and accounts of BMG and its subsidiaries, in all material respects: (i) have been maintained, in the case of BMG in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of BMG and its subsidiaries, and (iii) accurately and fairly reflect the basis for the BMG Financial Statements. The corporate records and minute books for each of BMG and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of BMG and each of its subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(n)	No Undisclosed Liabilities. Other than as disclosed in Schedule 3.1(n) of the BMG Disclosure Letter, or incurred in the ordinary course of business since the date of, the most recent BMG Financial Statements filed on SEDAR or as disclosed in this Agreement, BMG and its subsidiaries have no outstanding material indebtedness or material liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(o)	No Intercompany Debt. Other than the Madison US Debt and the BMG US Debt, there are no loans owing to BMG by any of its affiliates and no loans owing between affiliates of BMG.

(p)	No BMG Material Adverse Effect. Since October 31, 2016, except as disclosed in the BMG Public Disclosure Record prior to the date of this Agreement, there has been no BMG Material Adverse Effect and there has been no dividend or distribution of any kind declared, paid or made by BMG on any BMG Shares.

(q)	Contracts. Schedule 3.1(q) of the BMG Disclosure Letter includes a complete and accurate list of all BMG Material Contracts. All BMG Material Contracts are in full force and effect, and BMG or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Except as disclosed in Schedule 3.1(nn) of the BMG Disclosure Letter, BMG has made available in the Data Room Information true and complete copies of all BMG Material Contracts. All of the BMG Material Contracts are valid and binding obligations of BMG enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Except as disclosed in Schedule 3.1(q) of the BMG Disclosure Letter, BMG and its subsidiaries have complied in all material respects with all terms of such BMG Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of BMG or any of its subsidiaries or, to the knowledge of BMG or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the BMG Material Contracts. As at the date of this Agreement, neither BMG nor any of its subsidiaries has received written notice that any party to an BMG Material Contract intends to cancel, terminate or otherwise modify or not renew such BMG Material Contract, and to the knowledge of BMG or any of its subsidiaries, no such action has been threatened. Neither BMG nor any of its subsidiaries is a party to any BMG Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of BMG or any of its subsidiaries.

(r)	Litigation. There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of BMG, threatened affecting BMG or any of its subsidiaries or affecting any of the BMG Concessions, property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a BMG Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither BMG nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a BMG Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(s)	Taxes.

(i)	Except as disclosed in Schedule 3.1(s) of the BMG Disclosure Letter, BMG and each of its subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects.

(ii)	No material penalty has been imposed on BMG or any of its subsidiaries for failing to duly and timely comply with all permanent and transactional informational regimes and other formal duties required by Law.

(iii)	Except as disclosed in Schedule 3.1(s) of the BMG Disclosure Letter, BMG and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the BMG Financial Statements.

(iv)	None of BMG or any of its subsidiaries has been notified or has knowledge of any pending audits, examinations, investigations or other proceedings in respect of any material Taxes at any level of government (including federal, provincial or municipal level).

(v)	Except as disclosed in Schedule 3.1(s) of the BMG Disclosure Letter, no deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of BMG or any of its subsidiaries which are material, and neither BMG nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which are material and no such event has been asserted or, to the knowledge of BMG, threatened against BMG or any of its subsidiaries or any of their respective assets.

(vi)	To the knowledge of BMG, no claim has been made by any Government Entity in a jurisdiction where BMG and any of its subsidiaries does not file Returns that BMG or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(vii)	To the knowledge of BMG, no tax enforcement proceedings are currently initiated against BMG or any of its subsidiaries for failing to timely pay Taxes reported in any Returns.

(viii)	To the knowledge of BMG, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of BMG or any of its subsidiaries.

(ix)	BMG and each of its subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(x)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from BMG or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(xi)	Except as disclosed in Schedule 3.1(s) of the BMG Disclosure Letter, BMG and each of its subsidiaries has included in the Data Room Information correct and complete copies of all material Returns, and material ancillary documents, for which the applicable statutory periods of limitations have not expired.

(xii)	Except as disclosed in Schedule 3.1(s) of the BMG Disclosure Letter, the tax attributes of the assets of BMG and each of its subsidiaries and the amount of the tax loss carry-forwards of BMG and each of its subsidiaries are accurately reflected in all material respects in the Returns of BMG and each of its subsidiaries, as applicable, and have not materially and adversely changed since the date of such Returns.

(xiii)	Except to the extent permissible by Law, none of BMG and any of its subsidiaries has been involved in any corporate, commercial or other arrangement or structure for the purpose of avoiding the payment of any material amount of Taxes, and has not taken advantage of any amnesty regarding Taxes.

(xiv)	No material payments are due or will become due by BMG or any of its subsidiaries pursuant to any Tax indemnification agreements made in connection with a sale of shares, sale transfer or swap of assets or any kind of past or future commercial or corporate transaction.

(t)	Property.

(i)	Except as disclosed in Schedule 3.1(t) of the BMG Disclosure Letter:

	(A)	The BMG Concessions are the only mineral tenures that BMG or any of its subsidiaries have any legal or equitable interest in and that are required to conduct BMG’s or any of the BMG Material Subsidiaries’ business as now conducted; and

	(B)	The BMG Lands are the only interests in real property (other than the BMG Concessions and the BMG Office Leases) that BMG or any of its subsidiaries have any legal or equitable interest in.

(ii)	Each BMG Concession is in good standing in all material respects and each Concession is held by BMG or one of its subsidiaries free and clear of all material Liens. Schedule 3.1(t) of the BMG Disclosure Letter sets out an up to date, true and accurate list in all material respects of:

	(A)	the interests of BMG and its subsidiaries in each of the BMG Concessions;

	(B)	the agreement or document pursuant to which such BMG Concessions were acquired by BMG or its subsidiaries; and

	(C)	a map representing the area covered by the BMG Concessions;

(iii)	Except as disclosed in Schedule 3.1(t) of the BMG Disclosure Letter, applying customary standards in the mining industry in the United States:

	(A)	BMG or one of its subsidiaries have good and marketable title to the fee lands and patented mining claims constituting part of the BMG Lands (subject to any exceptions, reservations and limitations set forth in the patents thereto);

	(B)	BMG or one of its subsidiaries have good and defensible record title to the unpatented mining claims constituting part of the BMG Concessions;

	(C)	BMG or one of its subsidiaries has exclusive possession of the BMG Concessions and BMG Lands, in each case, free and clear of any material Liens on any such assets and no person has any agreement or right to acquire an interest in such assets;

	(D)	there are no mineral production royalty obligations or similar obligations affecting the BMG Concessions or the BMG Lands;

	(E)	each unpatented mining claim constituting part of the BMG Concessions has been located, staked, filed and recorded in compliance with applicable Laws (including, but not limited to, the Multiple Minerals Development Act of 1954 and the Surface Resources and Multiple Use Act of 1955) in all material respects;

	(F)	any and all assessment work, intended in good faith to satisfy the requirements of state and federal laws and regulations and generally regarded in the mining industry as sufficient, required to have been performed, filed, and recorded in respect of the BMG Concessions as of the date of this Agreement has been timely and properly performed on or for the benefit of the claims, and affidavits evidencing such work was timely and properly filed and recorded in all material respects;

	(G)	any and all claim rental and maintenance fees required to be paid under federal law in respect of the BMG Concessions in lieu of the performance of assessment work, in order to maintain the claims commencing with the assessment year ending on September 1, 1993 and through the assessment year ending on September 1, 2017, have been timely and properly paid, and affidavits or other notices evidencing such payments and required under federal or state laws or regulation have been timely and properly filed and recorded;

	(H)	any and all material filings required to have been filed in respect of the BMG Concessions (including, but not limited to, those filings required with the appropriate state office of the Bureau of Land

Management with respect to such mining claims which are required under the Federal Land Policy and Management Act of 1976) as of the date of this Agreement, have been timely and properly filed;

	(I)	with respect to the fee lands and patented mining claims constituting part of the BMG Lands, all Taxes (including ad valorem real property taxes) due and owing have been timely and properly paid as of the date of this Agreement;

	(J)	BMG or its subsidiaries have the right in all material respects to enter upon the BMG Lands over which the BMG Concessions are located and, to the knowledge of BMG, there is no illegal occupation of such BMG Lands by any person;

	(K)	the BMG Material Subsidiaries have been performing regular mining works with respect to each the BMG Concessions and have not received, and neither BMG nor any of the BMG Material Subsidiaries is aware of any facts, events or circumstances that would reasonably be expected to result in receiving, any notice from the mining authority seeking the filing of an activation plan;

	(L)	there are no back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights, rights of participation or similar provisions which would materially affect BMG’s or its subsidiaries’ interests in the BMG Concessions;

	(M)	there are no adverse claims, actions, suits or proceedings pending or, to the knowledge of BMG, that are threatened, affecting the BMG Concessions or the BMG Lands;

	(N)	neither BMG nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke BMG’s or any of its subsidiaries’ material interests in the BMG Concessions; and

	(O)	no material dispute exists or, to the knowledge of BMG, is pending or threatened between BMG or any of its subsidiaries and: (i) any surface landowner; (ii) a concessionaire of hydrocarbon rights; or (iii) any Governmental Entity.

(u)	Records and Data. BMG has included in the Data Room Information all material Records and Data and other material information in its possession or the possession of its subsidiaries or under the control of BMG or its subsidiaries relating to the BMG Concessions.

(v)	Mining Safety and Hygiene.

	(i)	Neither BMG nor any of its subsidiaries has received (or is otherwise aware of) any demand or notice with respect to a material breach of any applicable mining safety and hygiene Laws.

	(ii)	There are no claims, investigations or inquiries pending or, to the knowledge of BMG, threatened against BMG or any of its subsidiaries (or naming BMG or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable mining safety and hygiene Laws at any of their operations or facilities currently or formerly owned, leased, licensed or operated by BMG or any of its subsidiaries.

	(iii)	No major or fatal accident involving BMG or any of its subsidiaries has occurred in their operations or facilities currently or formerly owned, leased, licensed or operated by BMG or any of its subsidiaries, regarding their own employees or third parties employees.

	(iv)	Neither BMG nor any of its subsidiaries has been a party to any pending material sanctioning proceeding, and it has not been fined by any governmental authority due to any material breach of any applicable mining safety and hygiene Laws.

(w)	Cultural Heritage. No archaeological remains have been discovered and no damages to any archaeological remains have been caused as a direct or indirect result of activities undertaken by BMG or any of the BMG Material Subsidiaries on the BMG Concessions. In addition:

	(i)	neither BMG nor any of its subsidiaries has received (or is otherwise aware of) any demand or notice with respect to the material breach of any applicable Cultural Heritage Laws or any order or directive relating to archaeological matters which requires any material work, repairs, construction, or capital expenditures, applicable to BMG or any of its subsidiaries or any of their business undertakings;

	(ii)	there are no claims, investigations or inquiries pending or, to BMG's knowledge, threatened against BMG or any of its subsidiaries (or naming BMG or any of its subsidiaries as a potentially responsible party) based on non-compliance with any applicable Cultural Heritage Laws at any of the properties or facilities currently or formerly owned, leased, licensed or operated by BMG or any of its subsidiaries; and

	(iii)	there are no archaeological surveys, assessments, removals, monitoring and audits that have been performed by BMG or by others who have furnished a copy to BMG or any of its subsidiaries with respect to any property or facility currently or formerly owned, leased, licensed or operated by BMG or any of its subsidiaries.

(x)	Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of BMG or any of its subsidiaries has been given or commenced, nor, to the knowledge of BMG, is any such proceeding or notice threatened.

(y)	Permits. BMG and each of the BMG Material Subsidiaries has obtained, and is in compliance in all material respects with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted. To the knowledge of BMG, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct BMG’s or any of the BMG Material Subsidiaries’ current business as is now being conducted.

(z)	Intellectual Property.

	(i)	To the knowledge of BMG, all Intellectual Property owned by BMG and its subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors and any rights therein of such persons have been irrevocably assigned in writing to BMG or its subsidiaries; and

	(ii)	there is no action, suit, proceeding or claim pending or to the knowledge of BMG, threatened by others challenging BMG’s or its subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by BMG or its subsidiaries which is used for the conduct of BMG’s or its subsidiaries’ business as currently carried on or proposed to be carried on.

(aa)	Environmental Matters. To the knowledge of BMG, each of BMG and its subsidiaries and their respective businesses, operations, and properties:

	(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

	(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

	(iii)	(A) is not a party to any material litigation or administrative proceeding, nor to BMG’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

	(iv)	is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any material Environmental Liabilities.

(bb)	Employee Benefits.

	(i)	BMG and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon BMG or such subsidiary or in respect of which BMG or any of its subsidiaries has any actual or potential liability (collectively, the “BMG Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto and neither BMG nor any of its subsidiaries has any material liability under the BMG Benefit Plans.

	(ii)	Schedule 3.1(bb) of the BMG Disclosure Letter sets forth a complete and correct list of the BMG Benefit Plans. Current and complete copies of all written BMG Benefit Plans as amended to date have been included in the Data Room Information.

(cc)	Labour and Employment.

	(i)	Schedule 3.1(cc) of the BMG Disclosure Letter sets forth a complete and correct list of all employees and contractors of BMG and each of the BMG Material Subsidiaries, and, in respect of the employees and contractors of the BMG Material Subsidiaries, their titles, service dates and current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). No such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current material assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(cc) of the BMG Disclosure Letter have been paid or accrued by BMG and the BMG Material Subsidiaries, as applicable, and neither BMG nor any of the BMG Material Subsidiaries are subject to any material special or penalty assessment under such legislation which has not been paid.

	(ii)	Except for those (i) employment contracts with salaried employees of BMG and any of the BMG Material Subsidiaries and (ii) contracts with contractors of BMG and any of the BMG Material Subsidiaries identified in Schedule 3.1(cc) of the BMG Disclosure Letter, there are no written or oral Contracts of employment entered into with any such employees or contractors. True and complete copies of all such written Contracts have been made available in the Data Room Information. Except as disclosed in Schedule 3.1(cc) of the BMG Disclosure Letter, no employee or contractor of the BMG Material Subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

	(iii)	Neither BMG nor any of its subsidiaries is subject to any collective agreement, either directly or by operation of law, with any trade union or association which may qualify as a trade union. There are no outstanding or, to the knowledge of BMG, threatened labour tribunal (administrative or judicial) proceedings of any kind related to any labour or employment obligation under any applicable Laws, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of BMG or any of its subsidiaries. No material claim relating to termination of employment with BMG or its subsidiaries is pending or, to the knowledge of BMG, threatened. To the knowledge of BMG, there are no threatened or apparent union organizing activities involving employees of BMG or any of its subsidiaries nor is BMG or any of its subsidiaries currently negotiating any collective agreement.

(dd)	Compliance with Laws. BMG and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a BMG Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(ee)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of BMG or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of BMG or any of its subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(ff)	Administration and Receivership. To the knowledge of BMG, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to BMG or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of any of BMG or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed for the purpose by any Governmental Entity).

(gg)	Voluntary Arrangement, Etc. Neither BMG nor any of the BMG Material Subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(hh)	Related Party Transactions. Except as disclosed in Schedule 3.1(hh) of the BMG Disclosure Letter, there are no Contracts or other transactions currently in place between BMG or any of its subsidiaries, on the one hand, and, on the other hand: (i) any BMG Shareholder of record or, to the knowledge of BMG, beneficial owner of ten percent (10%) or more of the BMG Shares, other than GSV; (ii) any officer or director of BMG or any of its subsidiaries; or (iii) to the knowledge of BMG, any affiliate or associate of any such, officer, director, BMG Shareholder of record or beneficial owner.

(ii)	Registration Rights. No BMG Shareholder has any right to compel BMG to register or otherwise qualify the BMG Shares (or any of them) for public sale or distribution.

(jj)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon BMG or any of the BMG Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect (i) any business practice of either of them, (ii) any acquisition or disposition of property by either of them, or (iii) the conduct of the business by either of them as currently conducted.

(kk)	Relationships with Suppliers. BMG has not received any written (or to the knowledge of BMG other) notice that any supplier intends to cancel, terminate or otherwise modify or not renew its relationship with BMG or the BMG Material Subsidiaries, and, to the knowledge of BMG, no such action has been threatened, which, in either case, individually or in the aggregate, would result in an BMG Material Adverse Effect.

(ll)	Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of BMG, other than the BMG Financial Advisors, the fees and expenses of which are as set forth in the engagement letters (“Engagement Letters”) dated March 23, 2017 and April 4, 2017 (true and complete copies of which have been provided to GSV).

(mm)	Insurance. As of the date of this Agreement, BMG and its subsidiaries have such policies of insurance as are listed in Schedule 3.1(mm) of the BMG Disclosure Letter. All insurance maintained by or in respect of BMG or any of its subsidiaries is in full force and effect and in good standing and neither BMG nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has BMG or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of BMG or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(nn)	Data Room. Except as disclosed in Schedule 3.1(nn) of the BMG Disclosure Letter, all Data Room Information provided by BMG to GSV was accurate and complete in all material respects as at its respective date as stated therein, or, if any Data Room Information is undated, as of the date of its delivery to the Data Room Information website. Additionally, all information provided to GSV in relation to GSV’s due diligence requests, including information not provided in the Data Room Information, is accurate and complete in all material respects as at its respective date as stated therein. There has been no change to the Data Room Information or any other information provided to GSV since the date posted to the Data Room Information website or provided to GSV, as the case may be, that is material to BMG, except as has been disclosed in the BMG Public Disclosure Record or in a more recently posted document in the Data Room Information or other information provided to GSV.

(oo)	Corrupt Practices Legislation.

(i) Neither BMG nor any of its subsidiaries, nor, to BMG’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of BMG or any of its subsidiaries has offered or given, and BMG is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

		(A)	influencing any action or decision of such person, in such person's official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for BMG or any of its subsidiaries in the course of business;

		(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist BMG or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

		(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist BMG or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

	(ii)	There have been no actions taken by BMG or any of its subsidiaries or, to the knowledge of BMG, by any persons on behalf of BMG or its subsidiaries, that would cause BMG or its subsidiaries or such persons to be in violation of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), the UK Bribery Act of 2010 (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which BMG and the subsidiary conduct their business and to which BMG and the subsidiary may be subject.

	(iii)	The financial records of BMG and its subsidiaries have at all times been maintained in compliance with the Corruption of Foreign Public Officials Act (Canada).

	(iv)	There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which BMG and its subsidiaries conduct their business pending against BMG or any of its subsidiary, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of BMG or its subsidiary, or to the knowledge of BMG, threatened against or affecting, BMG or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of BMG or its subsidiary.

(pp)	Anti-Money Laundering. The operations of the BMG and its subsidiaries are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which BMG or the subsidiary is subject, including the Proceeds of Crime (Money Laundering) and Terrorist

Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit, proceeding or investigation by or before any Governmental Entity involving BMG or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of BMG, threatened.

(qq)	NGOs and Community Groups. No material dispute between BMG or any of its subsidiaries and any non-governmental organization, community, community group, aboriginal peoples or aboriginal group exists or, to the knowledge of BMG, is threatened or imminent with respect to any of BMG’s or any of its subsidiaries’ properties or exploration activities. BMG has provided GSV and GSV’s representatives with full and complete access to all material correspondence received by BMG, its subsidiaries or their representatives from any non-governmental organization, community, community group, aboriginal peoples or aboriginal group.

(rr)	Competition Act. BMG and its subsidiaries do not have assets in Canada that exceed $88 million or annual gross revenues from sales in or from Canada that exceed $88 million, in either case, as determined in accordance with the Competition Act.

(ss)	Investment Canada Act. BMG and its subsidiaries do not carry on a “cultural business” as defined in the Investment Canada Act.

(tt)	No Further Investment Commitments. Neither BMG nor any of its subsidiaries has entered into any binding or non-binding agreements with any Governmental Entity, non-governmental organization or community groups pursuant to which BMG or any of its subsidiaries has assumed any material investment obligation or any material commitment of any other nature (or created expectations in such regard).

(uu)	Foreign Private Issuer. BMG is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(vv)	Not an Investment Company. BMG is not registered or required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

(ww)	HSR. BMG (and all entities “controlled by” BMG for purposes of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than U.S. $80.8 million and has not made aggregate sales in or into the United States of over U.S.$80.8 million in its most recent fiscal year.

3.2	Survival of Representations and Warranties

The representations and warranties of BMG contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF GSV

4.1	Representations and Warranties

GSV hereby represents and warrants to and in favour of BMG as follows, except to the extent that such representations and warranties are qualified by the GSV Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that BMG is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Each of GSV and its material subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Each of GSV and its material subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a GSV Material Adverse Effect.

(b)	Authority Relative to this Agreement. GSV has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by GSV and the performance by GSV of its obligations under this Agreement have been duly authorized by its board of directors and no other corporate proceedings on the part of GSV are necessary to authorize the execution and delivery of this Agreement or the performance by GSV of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by GSV and constitutes a legal, valid and binding obligation of GSV, enforceable against GSV in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violations. None of the execution and delivery of this Agreement by GSV, the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by GSV with any of the provisions hereof will:

	(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of GSV or any of its material subsidiaries, or cause any payment or other obligation to be imposed on GSV or any of its material subsidiaries, under any of the terms, conditions or provisions of:

		(A)	GSV’s notice of articles or articles; or

		(B)	any note, bond, mortgage, indenture, loan agreement, deed of trust or Contract to which GSV or any of its subsidiaries is a party; or

	(ii)	subject to obtaining the Key Regulatory Approvals:

		(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Law applicable to GSV or any of its subsidiaries or any of their respective properties or assets; or

		(B)	cause the suspension or revocation of any Permit currently in effect in respect of GSV or any of its subsidiaries; or

	(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, loan agreement, deed of trust or other Contract or under any Permit held by GSV or any of its material subsidiaries, or

	(iv)	result in the imposition of any Lien upon any property or assets of GSV or any of its subsidiaries,

except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), which if not given or received, would not, individually or in the aggregate, result in a GSV Material Adverse Effect.

(d)	Capitalization. The authorized share capital of GSV consists of an unlimited number of GSV Shares. As of the close of business on the date of this Agreement, there are issued and outstanding 222,795,174 GSV Shares. In addition, as of the close of business on the date of this Agreement, an aggregate of 6,909,500 GSV Shares are issuable upon the conversion of GSV Options. Other than disclosed in Schedule 4.1(d) of the GSV Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by GSV of any securities of GSV (including GSV Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of GSV (including GSV Shares) or subsidiaries of GSV. All outstanding GSV Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all GSV Shares issuable upon the exercise of GSV Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. There are no outstanding contractual or other obligations of GSV to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of its material subsidiary. There are no outstanding bonds, debentures or other evidences of indebtedness of GSV or any in its subsidiaries having the right to vote with the GSV Shareholders on any matters.

(e)	Reporting Status and Securities Laws Matters. GSV is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in British Columbia, Alberta and Ontario. The GSV Shares are a class of securities registered pursuant to Section 12(b) of the U.S. Exchange Act, and GSV is in compliance in all material respects with the applicable provisions of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of GSV and, to the knowledge of GSV, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of GSV, threatened or expected to be implemented or undertaken. The GSV Shares are listed and posted for trading on the TSX-V and the NYSE MKT. GSV is in compliance in all material respects with all requirements of the TSX-V and the NYSE MKT, except where the non-compliance would not result in a GSV Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

(f)	Ownership of Subsidiaries. Schedule 4.1(f) of the GSV Disclosure Letter includes a complete and accurate list of all subsidiaries, direct and indirect, of GSV, including each of GSV’s material subsidiaries. Each such subsidiary is wholly-owned as disclosed in Schedule 4.1(f) of the GSV Disclosure Letter. The only material subsidiaries of GSV are the material subsidiaries set forth on Schedule 4.1(f) of the GSV Disclosure Letter. All of the issued and outstanding shares of capital stock and other ownership interests in each of GSV’s material subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by GSV are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of each of GSV’s material subsidiaries. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of GSV’s material subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of GSV’s material subsidiaries. All ownership interests of GSV in each of GSV’s material subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(g)	Key Regulatory Approvals. Other than the Key Regulatory Approvals listed in Schedule C and filings with Securities Authorities and the TSX-V and the NYSE MKT, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent consummation by GSV of the transactions contemplated by this Agreement and the Arrangement.

(h)	Consents. There are no consents or waivers required from any party under any GSV Material Contract to which GSV or its subsidiaries are a party in order for GSV to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(i)	Public Filings. GSV has filed all documents in the GSV Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws, the U.S. Exchange Act or the rules of the TSX-V and the NYSE MKT. All such documents and information comprising the GSV Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX-V and the NYSE MKT relating to continuous disclosure requirements. GSV has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to GSV, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the GSV Public Disclosure Record.

(j)	GSV Financial Statements.

(i) GSV’s audited financial statements as at and for the fiscal years ended December 31, 2016 and December 31, 2015 (including the notes thereto and the report of the auditors thereon) (the “GSV Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of GSV and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of GSV and its subsidiaries on a consolidated basis. There has been no material change in GSV’s accounting policies since December 31, 2016 except as disclosed in the GSV Public Disclosure Record or as required by IFRS.

(ii)	The management of GSV has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by GSV in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by GSV in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to GSV’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	GSV maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of GSV and its subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of GSV and its subsidiaries are being made only with authorizations of management and directors of GSV and its subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of GSV or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of GSV, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of GSV.

(v) Since December 31, 2016, neither GSV nor any of its subsidiaries nor, to GSV’s knowledge, any director, officer, employee, auditor, accountant or representative of GSV or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of GSV or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that GSV or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the GSV Board.

(k)	No Undisclosed Liabilities. Other than as disclosed in, or incurred in the ordinary course of business since the date of, the most recent GSV Financial Statements filed on SEDAR or as disclosed in this Agreement, GSV and its subsidiaries have no outstanding material indebtedness or material liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(l)	No GSV Material Adverse Effect. Since December 31, 2016, except as disclosed in the GSV Public Disclosure Record prior to the date of this Agreement, there has been no GSV Material Adverse Effect and there has been no dividend or distribution of any kind declared, paid or made by GSV on any GSV Shares.

(m)	Litigation. There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of GSV, threatened affecting GSV or any of its subsidiaries or affecting any of the GSV Concessions, property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a GSV Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither GSV nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a GSV Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(n)	Taxes.

(i) GSV and each of its subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects.

(ii)

No material penalty has been imposed on GSV or any of its subsidiaries for failing to duly and timely comply with all permanent and transactional informational regimes and other formal duties required by Law.

(iii)

GSV and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the GSV Financial Statements.

(iv)

Other than as disclosed in Schedule 4.1(n)(v)(iv)of the GSV Disclosure Letter, none of GSV or any of its subsidiaries has been notified or has knowledge of any pending audits, examinations, investigations or other proceedings in respect of any material Taxes at any level of government (including federal, provincial or municipal level).

(v)

No deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of GSV or any of its subsidiaries which are material, and neither GSV nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which are material and no such event has been asserted or, to the knowledge of GSV, threatened against GSV or any of its subsidiaries or any of their respective assets.

(vi)

To the knowledge of GSV, no claim has been made by any Government Entity in a jurisdiction where GSV and any of its subsidiaries does not file Returns that GSV or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(vii)	To the knowledge of GSV, no tax enforcement proceedings are currently initiated against GSV or any of its subsidiaries for failing to timely pay Taxes reported in any Returns.

(viii)	To the knowledge of GSV, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of GSV or any of its subsidiaries.

(ix)

GSV and each of its subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(x)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from GSV or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(xi)

GSV and each of its subsidiaries has included in the Data Room Information correct and complete copies of all material Returns, and material ancillary documents, for which the applicable statutory periods of limitations have not expired.

(xii)

The tax attributes of the assets of GSV and each of its subsidiaries and the amount of the tax loss carry-forwards of GSV and each of its subsidiaries are accurately reflected in all material respects in the Returns of GSV and each of its subsidiaries, as applicable, and have not materially and adversely changed since the date of such Returns.

(xiii)

Except to the extent permissible by Law, none of GSV and any of its subsidiaries has been involved in any corporate, commercial or other arrangement or structure for the purpose of avoiding the payment of any material amount Taxes, and has not taken advantage of any amnesty regarding Taxes.

(xiv)

No material payments are due or will become due by GSV or any of its subsidiaries pursuant to any Tax indemnification agreements made in connection with a sale of shares, sale transfer or swap of assets or any kind of past or future commercial or corporate transaction.

(o)	Property.

(i)

(A)

The GSV Concessions are the only mineral tenures that GSV or any of its subsidiaries have any legal or equitable interest in and that are required to conduct GSV’s or any of the or any of its material subsidiaries’ business as now conducted; and

(B)	The GSV Lands are the only interests in real property (other than the GSV Concessions and the GSV Office Leases) that GSV or any of its subsidiaries have any legal or equitable interest in.

(ii)

Each GSV Concession is in good standing in all material respects and each Concession is held by GSV or one of its subsidiaries free and clear of all material Liens. Schedule 4.1(o)(ii) of the GSV Disclosure Letter sets out an up to date, true and accurate list in all material respects of:

(A)	the interests of GSV and its subsidiaries in each of the GSV Concessions;

(B)	the agreement or document pursuant to which such GSV Concessions were acquired by GSV or its subsidiaries; and

(C)	a map representing the area covered by the GSV Concessions;

(iii)	Applying customary standards in the mining industry in the United States:

(A)

in accordance with the status of the proceedings under each mining docket, each GSV Concession has been properly filed, located, granted and recorded in compliance with applicable Laws in all material respects;

(B)	any and all assessment work required to have been performed and filed in respect of the GSV Concessions as of the date of this Agreement, has been performed and filed in all material respects;

(C)	all material mining fees, Taxes and other payments required to have been paid in respect of the GSV Concessions as of the date of this Agreement, have been paid;

(D)	any and all material filings required to have been filed in respect of the GSV Concessions as of the date of this Agreement, have been filed;

(E)

GSV or its subsidiaries have the right in all material respects to enter upon the GSV Lands over which the GSV Concessions are located and, to the knowledge of GSV, there is no illegal occupation of such GSV Lands by any person;

(F)	no other person has any material interest in the GSV Concessions or any right to acquire any such interest;

(G)

GSV or any of its material subsidiaries have been performing regular mining works with respect to each the GSV Concessions and has not received, and neither GSV nor any of the or any of its material subsidiaries is aware of any facts, events or circumstances that would reasonably be expected to result in receiving, any notice from the mining authority seeking the filing of an activation plan;

(H)

Other than as disclosed in Schedule 4.1(o)(iii)(H) of the GSV Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights, rights of participation or similar provisions which would materially affect GSV’s or its subsidiaries’ interests in the GSV Concessions;

(I)

there are no adverse claims, actions, suits or proceedings pending or, to the knowledge of GSV, that are threatened, affecting or which could materially affect the title to or ownership by GSV or its subsidiaries of, or the right to explore, the GSV Concessions;

(J)

neither GSV nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke GSV’s or any of its subsidiaries’ material interests in the GSV Concessions; and

(K)

no material dispute exists or, to the knowledge of GSV, is pending or threatened between GSV or any of its subsidiaries and: (i) any surface landowner; (ii) a concessionaire of hydrocarbon rights; or (iii) any Governmental Entity.

(p)

Records and Data. GSV has included in the Data Room Information all material Records and Data and other material information in its possession or the possession of its subsidiaries or under the control of GSV or its subsidiaries relating to the GSV Concessions.

(q)

Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the GSV Public Disclosure Record prior to the date of this Agreement, have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practises and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by GSV to the Qualified Persons (as defined in NI 43- 101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of GSV and its subsidiaries from the amounts disclosed in the GSV Public Disclosure Record, other than depletion from ordinary course mining operations.

(r)

Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of GSV or any of its subsidiaries has been given or commenced, nor, to the knowledge of GSV, is any such proceeding or notice threatened.

(s)

Permits. Each of GSV and its subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted, other than Permits which non-compliance with would not result in a GSV Material Adverse Effect. To the knowledge of GSV, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct GSV’s or its subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a GSV Material Adverse Effect.

(t)	Environmental Matters. To the knowledge of GSV, each of GSV and its subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(A) is not a party to any material litigation or administrative proceeding, nor to GSV’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any material Environmental Liabilities.

(u)

Compliance with Laws. GSV and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a GSV Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(v)

Sufficient GSV Shares Available. GSV has reserved and allocated sufficient GSV Shares, or has made adequate arrangements for reservation and allocation to ensure that it will have sufficient GSV Shares at the Effective Time, to pay the aggregate Consideration to be paid pursuant to the Arrangement (including GSV Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time).

(w)

Sufficient Funds Available. GSV has sufficient funds, or has made adequate arrangements for financing to ensure that it will have sufficient funds at the Effective Time, to pay the cash portion of the aggregate Consideration to be paid pursuant to the Arrangement.

(x)

Issuance of GSV Shares. The GSV Shares to be issued as part of the Consideration (including GSV Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time) will, when issued pursuant to the Arrangement, the BMG Options or the BMG Warrants, as the case may be, be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of GSV, free and clear of all Liens, freely tradeable (other than by “affiliates” of GSV and former affiliates of BMG) and listed and posted for trading on the TSX-V and the NYSE MKT.

(y)

Data Room. All Data Room Information provided by GSV to BMG was accurate and complete in all material respects as at its respective date as stated therein, or, if any such Data Room Information is undated, as of the date of its delivery to GSV’s Data Room Information website. Additionally, all information provided to BMG in relation to BMG’s due diligence requests, including information not provided in the Data Room Information, is accurate and complete in all material respects as at its respective date as stated therein. There has been no change to the Data Room Information or any other information provided to BMG since the date posted to the Data Room Information website or provided to BMG, as the case may be that is material to GSV, except has been disclosed in the GSV Public Disclosure Record or in a more recently posted document in the Data Room Information or other information provided to BMG.

(z)	U.S. Investment Company Act. GSV is not registered or required to be registered as an “investment company” pursuant to the U.S. Investment Company Act.

(aa)	Shareholder Approval. No approval of the shareholders of GSV is required with respect to the transactions contemplated by this Agreement or the Arrangement.

(bb)	Foreign Private Issuer. GSV is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

4.2	Survival of Representations and Warranties

The representations and warranties of GSV contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of BMG Regarding the Conduct of Business

BMG covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted pursuant to this Agreement or as provided in the BMG Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), BMG shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as provided in the BMG Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), BMG shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of GSV, such consent not to be unreasonably withheld or delayed:

(a)

take any action except in the usual and ordinary course of business of BMG and its subsidiaries, and BMG shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

other than as contemplated by this Agreement, (i) amend its notice of articles, articles or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of BMG or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the BMG Shares owned by any person or the securities of any subsidiary other than, in the case of BMG, any dividends paid in the ordinary course of business and consistent with past practice, and in the case of any subsidiary by BMG, any dividends payable to BMG or any wholly-owned subsidiary of BMG; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of BMG or its subsidiaries, or any options, warrants, securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of BMG or its subsidiaries, other than upon the valid exercise of BMG Options and BMG Warrants outstanding on the date of this Agreement; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of BMG or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of BMG or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

other than as contemplated by this Agreement or as disclosed in Schedule 5.1 of the BMG Disclosure Letter, (i) except in the ordinary course of business sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of BMG or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person in an amount in excess of $25,000; (iii) except in the ordinary course of business, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person (other than by entering into the Loan Agreement), or make any loans, capital contributions, investments or advances in an amount in excess of $25,000; (iv) other than as contemplated by this Agreement, pay, discharge or satisfy any material claims, liabilities or obligations, except claims, liabilities or obligations reflected or reserved against in the BMG Financial Statements in an amount in excess of $25,000; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)

other than as is necessary to comply with applicable Laws, Contracts, the BMG Stock Option Plan or BMG Benefit Plans, or as disclosed in Schedule 5.1 of the BMG Disclosure Letter, (i) grant to any officer, employee or director of BMG or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of BMG or any of its subsidiaries; (iii) take any action with respect to the grant of any rights of indemnification, severance, change of control, bonus or termination pay to, or enter into any employment agreement, indemnity agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of BMG or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or amend or make any contribution to any BMG Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, indemnity, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of BMG or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of BMG or any of its subsidiaries; (vi) except to the extent required in the BMG Stock Option Plan or in connection with the Arrangement, provide for accelerated vesting, or the removal of restrictions on the exercise, of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted share awards) upon a change of control occurring on or prior to the

Effective Time; or (vii) establish, adopt or amend any collective bargaining agreement or similar agreement;

(e)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against BMG and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(f)

enter into any agreement or arrangement that provides for an area of mutual interest or an area of exclusion or that limits or otherwise restricts in any material respect BMG or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect BMG or any of its subsidiaries from carrying out the exploration on, and development of, the BMG Concessions;

(g)	enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture or similar relationship between BMG or any of its subsidiaries and another person;

(h)

other than as is necessary to comply with applicable Laws, Contracts, the BMG Stock Option Plan or BMG Benefit Plans, engage in any transaction with any related parties (other than as contemplated in this Agreement or in the Loan Agreement);

(i)	enter into any transaction or perform any act that would render, or would reasonably be expected to render, any representations and warranties made by BMG set forth in this Agreement:

(i)	that are qualified by reference to a BMG Material Adverse Effect or materially, untrue or inaccurate in any respect; or

(ii)	that are not qualified by reference to a BMG Material Adverse Effect or materially, untrue or inaccurate in any material respect;

(j)	waive, release or assign any material rights, claims or benefits of BMG or any of its subsidiaries;

(k)

(i) except in the ordinary course of business, enter into any agreement that if entered into prior to the date of this Agreement, would be a BMG Material Contract; (ii) except in the ordinary course of business, modify, amend in any material respect, transfer or terminate any BMG Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) fail to enforce any breach or threatened breach of any BMG Material Contract;

(l)	incur, or commit to, capital expenditures in excess of $10,000 in the aggregate;

(m)

except as provided in (l) above, suspend all capital expenditure plans or work plans identified in the capital plan that forms part of BMG’s draft 2017 budget as disclosed to GSV during the term of this Agreement;

(n)	enter into any material interest rate, currency or equity swaps, hedges, derivatives or other similar financial instruments;

(o)

change any method of Tax accounting (except as required by applicable Laws or IFRS), make or change any material Tax election, file any amended Return, settle or compromise any material Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(p)

take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Permits;

(q)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of BMG to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(r)	agree, resolve or commit to do any of the foregoing.

For greater certainty, nothing in this Section 5.1 shall give GSV, directly or indirectly, any right to control or direct the operations of BMG or any of its subsidiaries.

5.2	Additional Covenants of BMG

(a)

BMG shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of BMG or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of BMG or any of its subsidiaries shall obtain or renew any insurance (or re- insurance) policy for a term exceeding twelve (12) months.

(b)

BMG shall promptly notify GSV orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of BMG, would, or could reasonably be expected to, constitute a BMG Material Adverse Effect.

(c)

BMG shall promptly notify GSV orally and in writing upon the receipt of any notice from a mining authority seeking the filing of an activation plan with respect to any of the BMG Concessions and will provide GSV with reasonable opportunity to review and comment upon drafts of any response to be provided to the mining authority in connection with such notice, and will give reasonable consideration to all such comments. GSV and its legal advisors shall provide any comments with respect to the drafts of any responses in a timely manner.

(d)	Notwithstanding anything else contained in this Agreement, BMG shall use commercially reasonable efforts to ensure that no June Options are issued and outstanding on the Effective Date.

(e)

BMG shall promptly take steps to determine the amounts owing under the BMG US Debt and Madison US Debt expressed both in U.S. Dollars and the Canadian Dollar equivalent of U.S. Dollars based on the date(s) of the advance(s) that comprise the BMG US Debt and Madison US Debt.

(f)

If requested by GSV, BMG shall wind-up BMG Subco such that all assets of BMG Subco (including the shares of BMG US and the BMG US Debt) become assets of BMG and all liabilities of BMG Subco become liabilities of BMG (the “Pre-Closing Windup”) and shall otherwise effect the Pre-Closing Windup and take all related actions (including any filings in respect of Taxes) as and when requested by GSV.

(g)

If and as requested by GSV, BMG shall capitalize all or a portion of one or more of the BMG Debt, the BMG US Debt and Madison US Debt into shares or equity of BMG US and Madison US (the “Pre-Closing Capitalization”) and shall otherwise effect the Pre-Closing Capitalization and take all related actions (including any filings in respect of Taxes) as and when requested by GSV.

5.3	Covenants of BMG Relating to the Arrangement

BMG shall and shall cause its subsidiaries to perform all obligations required to be performed by BMG or any of its subsidiaries under this Agreement, co-operate with GSV in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, BMG shall and, where applicable, shall cause its subsidiaries to:

(a)

promptly, and in any event within five (5) Business Days following the date of this Agreement, provide to GSV (unless prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by BMG or any subsidiary of BMG and any third party which has not expired or terminated in accordance with its terms;

(b)

subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, use commercially reasonable efforts to cause such members of the BMG Board to resign as GSV may require, at the time and in the manner requested by GSV, as of the Effective Date, with a nominee of GSV to be appointed to the BMG Board immediately after each such resignation;

(c)

apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to BMG or any of its subsidiaries which are typically applied for by an acquiree and, in doing so, keep GSV reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing GSV with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to GSV's outside counsel on an “external counsel” basis) in order for GSV to provide its comments thereon, which shall be given due and reasonable consideration. GSV and its legal advisor shall provide any comments with respect to the materials related to the Key Regulatory Approvals in a timely manner;

(d)

use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the BMG Material Contracts to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement, and all Key Third Party Consents, relating to BMG or any of its subsidiaries;

(e)

defend all lawsuits or other legal, regulatory or other proceedings against BMG or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(f)

make or cause its subsidiaries to make such Returns, filings, elections (including any election or designation provided for under section 212.3 of the Tax Act) or disclosures as GSV may request in writing prior to the Effective Date for the purposes of bringing BMG or the subsidiary into compliance with the Tax Act or mitigating any adverse consequences under the Tax Act that may arise but for such Return, filing, election or disclosure.

5.4	Additional Covenants of GSV

(a)

From the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as provided in the GSV Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), GSV shall not:

(i)

declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock, property or otherwise, except for dividends or distributions or return of capital payable by a subsidiary of GSV to GSV or a wholly-owned subsidiary of GSV;

(ii)

split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(iii)	enter into any transaction or perform any act that would render, or would reasonably be expected to render, any representations and warranties made by GSV set forth in this Agreement:

(A)	that are qualified by reference to a GSV Material Adverse Effect or materially, untrue or inaccurate in any respect; or

(B)	that are not qualified by reference to a GSV Material Adverse Effect or materially, untrue or inaccurate in any material respect;

(iv)	adopt or propose to adopt any amendment to its constating documents which would have a material adverse impact on the consummation of the transactions contemplated hereby;

(v)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(vi)	agree, resolve or commit to do any of the foregoing.

(b)

GSV shall promptly notify BMG orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of GSV, would, or could reasonably be expected to, constitute a GSV Material Adverse Effect.

For greater certainty, nothing in this Section 5.4 shall give BMG, directly or indirectly, any right to control or direct the operations of GSV or any of its subsidiaries.

5.5	Covenants of GSV Relating to the Arrangement

GSV shall and shall cause its subsidiaries to perform all obligations required to be performed by GSV or any of its subsidiaries under this Agreement, co-operate with BMG in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, GSV shall and, where applicable, shall cause its subsidiaries to:

(a)

apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to GSV or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep BMG reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing BMG with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to BMG's outside counsel on an “external counsel” basis) in order for GSV to provide its comments thereon, which shall be given due and reasonable consideration. BMG and its legal advisors shall provide any comments with respect to the materials related to the Key Regulatory Approvals in a timely manner;

(b)

use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the GSV Material Contracts, and all Key Third Party Consents, relating to GSV or any of its subsidiaries;

(c)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of GSV to consummate the Arrangement or the other transactions contemplated by this Agreement;

(d)

defend all lawsuits or other legal, regulatory or other proceedings against GSV or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(f)	provide such assistance as may be reasonably requested by BMG for the purposes of convening and holding the BMG Meeting;

(g)

use its commercially reasonable efforts to procure that the Section 3(a)(10) Exemption is available for the issuance of (i) GSV Shares to BMG Shareholders in exchange for their BMG Shares pursuant to the Plan of Arrangement and (ii) replacement GSV options and warrants that may be deemed for purposes of U.S. securities Laws to be issued to BMG Optionholders and BMG Warrantholders in exchange for their BMG Options and BMG Warrants, respectively, pursuant to the Plan of Arrangement (but, for certainty, not the GSV Shares issuable upon exercise of such options or warrants);

(h)

GSV shall promptly notify BMG orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of BMG would, or could reasonably be expected to, constitute a GSV Material Adverse Effect;

(i)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX-V and the NYSE NKT of the GSV Shares to be issued in accordance with the terms of the Plan of Arrangement (including the GSV Shares issuable pursuant to the BMG Options and the BMG Warrants after the Effective Time); and

(j)	vote any BMG Shares held by it on the record date for the BMG Meeting in favour of the Arrangement Resolution.

5.6	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals and Key Third Party Consents required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent or materially delay the transactions contemplated hereby;

(c)	take all commercially reasonable actions within its control to ensure that the representations and warranties in Section 3.1, in the case of BMG, and Section 4.1, in the case of GSV:

(i)	that are qualified by reference to a BMG Material Adverse Effect, GSV Material Adverse Effect or materiality, remain true and correct in all respects; or

(ii)	that are not qualified by reference to a BMG Material Adverse Effect, GSV Material Adverse effect or materiality, remain true and correct in all material respects;

as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date;

(d)

use all commercially reasonable efforts to effect all necessary registrations, filings, requests and submissions of information required by Governmental Entities from such Party relating to the Arrangement;

(e)	promptly notify the other Party of:

(i)

any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii)	any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

5.7	Employment Agreements and Severance

From and after the Effective Date, GSV shall cause BMG to honour all of the obligations of BMG and any of its subsidiaries under those employment, retention bonus and fee agreements and severance arrangements of BMG which are disclosed in Schedule 5.7 of the BMG Disclosure Letter; provided that the provisions of this Section 5.7 shall not give any employees of BMG or any of its subsidiaries any right to continued employment or impair in any way the right of BMG or any of its subsidiaries to terminate the employment of any employees.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the BMG Securityholders at the BMG Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to BMG and GSV, acting reasonably, on appeal or otherwise;

(c)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against GSV or BMG which shall prevent the consummation of the Arrangement;

(d)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by this Agreement, and (iii) renders this Agreement unenforceable or frustrates the purpose and intent hereof;

(e)

the (i) GSV Shares to be issued to BMG Shareholders in exchange for their BMG Shares pursuant to the Plan of Arrangement and (ii) the replacement GSV options and warrants that may be deemed for purposes of U.S. securities Laws to be issued to BMG Optionholders and BMG Warrantholders in exchange for their BMG Options and BMG Warrants, respectively, pursuant to the Plan of Arrangement (but, for certainty, not the GSV Shares issuable upon exercise of such options or warrants), shall be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption; provided, however, that BMG shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that BMG fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that GSV will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement;

(f)	the Key Regulatory Approvals shall have been obtained;

(g)	the Key Third Party Consents shall have been obtained;

(h)	this Agreement shall not have been terminated in accordance with its terms; and

(i)

the distribution of the GSV Shares pursuant to the Arrangement (including the GSV Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time) shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities).

6.2	Additional Conditions Precedent to the Obligations of GSV

The obligations of GSV to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of GSV and may be waived by GSV at any time):

(a)	the Pre-Closing Wind-up and Pre-Closing Capitalization shall, if requested by GSV have been completed;

(b)

all other covenants of BMG under this Agreement to be performed on or before the Effective Time shall have been duly performed by BMG in all material respects, and GSV shall have received a certificate from BMG addressed to GSV and dated the Effective Date, signed on behalf of BMG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(c)

all representations and warranties of BMG set forth in this Agreement that are qualified by materiality or by the expression BMG Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of BMG shall be true and correct in all material respects, except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a BMG Material Adverse Effect, and GSV shall have received a certificate from BMG addressed to GSV and dated the Effective Date, signed on behalf of BMG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(d)

no action, suit, proceeding or tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a

BMG Material Adverse Effect, (ii) if the Arrangement were consummated, would result in a GSV Material Adverse Effect, or (iii) prohibits or limits the ownership or operation by GSV or any of its affiliates of any material portion of the business or assets of BMG or compels GSV or any of its affiliates to dispose of or hold separate any material portion of the business or assets of BMG as a result of the Arrangement;

(e)	the BMG Voting Agreements shall have been executed and delivered by the Locked-up Shareholders;

(f)

since the date of this Agreement, there shall not have been any BMG Material Adverse Effect and GSV shall have received a certificate from BMG addressed to GSV and dated the Effective Date, signed on behalf of BMG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(g)	all loans made by BMG or any of its subsidiaries to an officer or director of BMG or any of its subsidiaries shall have been repaid in full;

(h)

GSV will have received resignations and mutual releases in such form as is acceptable to GSV, acting reasonably, in favour of BMG and its subsidiaries from those directors and officers of BMG and its subsidiaries as are specified by GSV;

(i)	GSV shall have received the BMG Title Opinions;

(j)

GSV shall have received evidence from BMG, in form satisfactory to GSV, that as of the Effective Date BMG and its subsidiaries have no liabilities or indebtedness (contingent or otherwise) that exceed the amount specified therefor in Schedule 6.2(j) of the BMG Disclosure Letter;

(k)

GSV shall have received evidence from BMG that there are no loans outstanding between BMG and an affiliate or between two affiliates of BMG other than, if BMG has not requested the Pre-Closing Capitalization, the BMG US Debt, the Madison US Debt, and the BMG Debt; and

(l)	holders of no more than seven and a half percent (7.5%) of the BMG Shares shall have exercised Dissent Rights.

6.3	Additional Conditions Precedent to the Obligations of BMG

The obligations of BMG to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of BMG and may be waived by BMG at any time):

(a)

all covenants of GSV under this Agreement to be performed on or before the Effective Time shall have been duly performed by GSV in all material respects, and BMG shall have received a certificate from GSV, addressed to BMG and dated the Effective Date, signed on behalf of GSV, by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of GSV set forth in this Agreement that are qualified by materiality or by the expression GSV Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of GSV shall be true and correct in all material respects, except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in GSV Material Adverse Effect, and BMG shall have received a certificate from GSV, addressed to BMG and dated the Effective Date, signed on behalf of GSV by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

(c)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a GSV Material Adverse Effect, or (ii) if the Arrangement were consummated, would result in a GSV Material Adverse Effect;

(d)

since the date of this Agreement, there shall not have been any GSV Material Adverse Effect and BMG shall have received a certificate from GSV, addressed to BMG and dated the Effective Date, signed on behalf of GSV, as applicable, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(e)	GSV shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby; and

(f)

GSV shall have delivered evidence satisfactory to BMG of the conditional approval of the listing and posting for trading on the TSX-V and the NYSE MKT of the GSV Shares to be issued as Consideration pursuant to the Plan of Arrangement (including the GSV Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time), subject only to conditions that are customary for the TSX-V and the NYSE MKT in such transactions.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon delivery by the Parties of written confirmation of the Effective Date.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, Section 6.2 or Section 6.3, as the case may be.

GSV may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and BMG may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) Business Days from such notice, and then only if such matter has not been cured by such date. If such written notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a BMG Material Adverse Effect or a GSV Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Non-Solicitation

7.2.1 Except as otherwise expressly provided in this Section 7.2, BMG shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of BMG or any of its subsidiaries (collectively, the “Representatives”) or any subsidiary (and BMG shall cause its Representatives and subsidiaries not to),

(a)	solicit, initiate, facilitate or encourage (including by way of furnishing information (including any site visit) or entering into any form of agreement,

arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

(b)	participate in any discussions or negotiations with any person (other than GSV or any of its affiliates) regarding an Acquisition Proposal;

(c)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend any Acquisition Proposal;

(d)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(e)	make a Change in Recommendation.

7.2.2 Except as otherwise provided in this Section 7.2, BMG shall, and shall cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by BMG, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, BMG shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible, and in any event no later than two (2) Business Days following the date of the Agreement, request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding BMG and its subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding BMG and its subsidiaries. BMG agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions thereof, or permission to make a take-over bid for the BMG Shares, pursuant to the express terms of any such agreement, or any standstill provisions thereof as a result of the entering into, or the announcement of, this Agreement by BMG shall not be a violation of this Section 7.2.2). BMG shall enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

7.2.3 Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the BMG Meeting, provided that BMG is then in compliance with all of its obligations under this Agreement (including under Sections 7.2.1 and 7.2.2), BMG receives a bona fide unsolicited written Acquisition Proposal that the BMG Board determines in good faith, after consultation with the BMG Financial Advisor and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, then BMG may, provided it has first complied with Section 7.2.4 and has first entered into, and provided to GSV an executed copy of, a confidentiality and standstill agreement with such person (the terms of which shall no more favourable than the Confidentiality Agreement):

(a)	furnish information with respect to BMG and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and undertake discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that BMG shall not, and shall not allow its Representatives to, disclose any non-public information to such person if such non-public information has not been previously provided to, or is not concurrently provided to, GSV.

7.2.4 BMG shall promptly (and in any event within twenty-four (24) hours of receipt by BMG, any subsidiary or any Representative) notify GSV, at first orally and then in writing, of (i) any offer, proposal, expression of interest, or inquiry (orally or in writing) relating to or constituting an Acquisition Proposal, (ii) any request for discussions or negotiations relating to an Acquisition Proposal, and (iii) any request for non-public information relating to BMG or any of its subsidiaries or for access to the properties, books or records of BMG or any of its subsidiaries in connection with any actual or potential Acquisition Proposal, in each case with respect to (i) through (iii) received on or after the date of this Agreement, of which BMG or any of its subsidiaries, or any of its or their Representatives, is or becomes aware, or any amendments to any of the foregoing. Such notice shall include a description of the terms and conditions of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Acquisition Proposal or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all written communications related thereto and provide such other details of such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request which are known to BMG as GSV may reasonably request. BMG shall keep GSV fully informed on a prompt basis of the status, including any change to the terms, of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request and shall respond promptly to all inquiries by GSV with respect thereto.

7.2.5 Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement, and prior to the BMG Meeting, provided that BMG is then in compliance with all of its obligations under this Agreement (including under Section 7.2), BMG receives an Acquisition Proposal which the BMG Board determines in good faith, after consultation with the BMG Financial Advisor and its outside legal counsel, constitutes a Superior Proposal, the BMG Board may, subject to compliance with the procedures set forth in Section 7.3 and Section 8.2, terminate this Agreement in order to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6 Subject to the provisions of Sections 7.2 and 7.3, nothing contained in this Agreement shall prevent BMG or the BMG Board from calling and holding a meeting of BMG Shareholders, or any of them, requisitioned by BMG Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3	Right to Match

7.3.1 BMG covenants that it shall not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)

BMG has complied with its obligations under Section 7.2 and Section 7.3 and has provided GSV with a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration, a written notice from the BMG Board setting out the value in financial terms that the BMG Board, in consultation with the BMG Financial Advisor, determined in good faith should be ascribed to such non-cash consideration);

(b)

a period (the “Response Period”) of five (5) Business Days has elapsed from the date that is the later of (x) the date on which GSV receives written notice from the BMG Board that the BMG Board has determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement to proceed with the Superior Proposal, and (y) the date GSV receives a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration, a written notice from the BMG Board setting out the value in financial terms that the BMG Board, in consultation with the BMG Financial Advisor, determined in good faith should be ascribed to such non-cash consideration) from the BMG Board that the BMG Board determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding agreement to proceed with the Superior Proposal;

(c)

if GSV has proposed to amend the terms of this Agreement in accordance with Section 7.3.2, then, as required by Section 7.3.2, the BMG Board shall have determined in good faith, after consultation with the BMG Financial Advisor and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(d)	BMG shall have terminated this Agreement pursuant to Section 8.2.1(d)(i); and

(e)	BMG shall have previously paid or caused to be paid, or concurrently pays or causes to be paid, to GSV (or as GSV may direct by notice in writing) the Termination Fee.

7.3.2 During the Response Period, GSV shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. During the Response Period, BMG shall negotiate in good faith with GSV to enable GSV to make such amendments to the terms of this Agreement and the Arrangement as would enable BMG and GSV to proceed with the transactions contemplated by this Agreement on such amended terms. Within five (5) Business Days (the “Review Period”) of any such offer by GSV to amend the terms of this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the BMG Board shall review and determine whether the Acquisition

Proposal to which GSV is responding would continue to be a Superior Proposal when assessed against this Agreement and against the Plan of Arrangement as they are proposed by GSV to be amended. Such determination to be made by the BMG Board shall be communicated to GSV by the end of the Review Period. If the BMG Board determines that the Acquisition Proposal to which GSV is responding would not continue to be a Superior Proposal when assessed against this Agreement and the Plan of Arrangement as they are proposed by GSV to be amended, BMG shall enter into an amendment to this Agreement to give effect to such amendments and the BMG Board shall promptly reaffirm its recommendation of the Plan of Arrangement on the same basis as described in Section 2.5(b) by the prompt issuance of a press release to that effect.

7.3.3 Where BMG has provided GSV notice pursuant to Section 7.3.1(b) less than seven (7) calendar days prior to the BMG Meeting, if requested to do so by GSV, BMG shall postpone or adjourn the BMG Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice; provided, however, that in the event that the BMG Meeting is so adjourned, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the BMG Meeting has been adjourned.

7.3.4 Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and GSV shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.4	Expenses and Termination Fees

7.4.1 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2 If a Termination Fee Event occurs, BMG shall pay, or cause to be paid, to GSV or as GSV shall direct (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.

7.4.3 For the purposes of this Agreement, “Termination Fee” means $1,250,000.

7.4.4 For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by GSV pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(iv);

(b)	by BMG pursuant to Section 8.2.1(d)(i); or

(c)

by either Party pursuant to Section 8.2.1(b)(i) or 8.2.1(b)(iii), or by GSV pursuant to Section 8.2.1(c)(iii) or 8.2.1(c)(v), but only if, in the case of this paragraph (c), prior to the termination of this Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to BMG shall have been made or publicly announced by any person (other than GSV or any of its affiliates) and:

(i)	within twelve months following the date of such termination an Acquisition Proposal is consummated; or

(ii)

within six months following the date of such termination BMG and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the BMG Board approves or recommends, a transaction contemplated by (i) above and that transaction is subsequently consummated at any time thereafter.

7.4.5 If a Termination Fee Event occurs pursuant to Section 7.4.4(a), the Termination Fee shall be payable to GSV within two (2) Business Days following such Termination Fee Event. If a Termination Fee Event occurs pursuant to Section 7.4.4(b), the Termination Fee shall be paid to GSV in accordance with Section 7.3.1(e). If a Termination Fee Event occurs in the circumstances set out in 7.4.4(c), the Termination Fee shall be payable to GSV within two (2) Business Days following the closing of the applicable transaction referred to therein.

7.4.6 Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. BMG irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where GSV is entitled to the Termination Fee and such Termination Fee is paid in full, GSV shall be precluded from any other remedy against BMG at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against BMG or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.7 Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.8 Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.9 For greater certainty, the Parties agree that BMG shall not be obligated to make more than one payment pursuant to this Section 7.4.

7.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and November 7, 2017, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to each other Party and to the officers, employees, agents and representatives of each other Party such access as such other Party may reasonably require at all reasonable times, including, in the case of BMG, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish such other Party with all data and information as such other Party may reasonably request. In addition, and without limiting the foregoing, each Party shall continue to maintain and update the information in its virtual data room, and shall provide such other Party with access to such data room, up until the Effective Time in respect of any new information that arises after the date of this Agreement that otherwise would have been so disclosed in the virtual data room prior to the date hereof; provided, however, that the foregoing and any investigation or review by a Party and its respective advisors shall not mitigate, diminish or affect the representations, warranties or covenants of another Party contained in this Agreement. The Parties acknowledge and agree that information furnished pursuant to this Section 7.5 shall be Confidential Information. The Parties acknowledge and agree that the GSV Disclosure Letter and the BMG Disclosure Letter and all information contained in each of them is also Confidential Information.

Each Party agrees to abide by the following rules with respect to the Confidential Information:

(a)	Confidentiality – each Party shall hold the Confidential Information strictly in confidence;

(b)	Restricted Disclosure – each Party will not disclose or give access to the Confidential Information to any third parties, except with the other Party’s express prior written consent; and

(c)

Third Party Access – subject to obtaining the other Party’s express prior written consent to disclose or give access to the Confidential Information to any third parties, each Party will inform any third parties having permitted access to the Confidential Information of its confidential nature and ensure that they maintain the confidentiality of the Confidential Information in accordance with the terms of this Agreement.

Each Party’s obligations under this Section 7.5 will not apply to Confidential Information:

(d)	which is or becomes part of the public domain through no breach of this Section 7.5 by the receiving Party, its affiliates or representatives;

(e)	which the receiving Party can demonstrate was lawfully known to it before the date of the receipt of the Confidential Information;

(f)	which becomes available to the receiving Party from another source who is lawfully in possession of it and can disclose it to the receiving Party on a non- confidential basis; or

(g)	which the receiving Party can demonstrate was developed by it independently of the Confidential Information.

A Party will not be in breach of its obligation not to disclose any of the Confidential Information if that disclosure is required by Law, a court or arbitral order, award or similar proceedings, or by applicable government or stock exchange requirement, practice or policy, provided that the receiving Party gives the other Party as much notice as is reasonably possible in the circumstances prior to disclosing any of the Confidential Information and the receiving Party co-operates with the other Party in any application, proceedings or other action the other Party may undertake to obtain a protective order or other means of protecting the confidentiality of the Confidential Information required to be disclosed. Each Party will promptly notify the other Party of any actual or threatened breach under any of the terms of this Section 7.5 or any unauthorized communication, disclosure or use of any of the Confidential Information of which the Party has actual knowledge.

7.6	Insurance and Indemnification

7.6.1 BMG hereby agrees to use commercially reasonable efforts to secure directors’ and officers’ liability insurance for the current and former directors and officers of BMG and its subsidiaries prior to the Effective Date on a six year “trailing” (or “run-off”) basis provided that such trailing policy is available at a reasonable cost.

7.6.2 GSV agrees that it shall cause BMG and its subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of BMG and its subsidiaries to the extent that they are disclosed in Schedule 7.6.2 of the BMG Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.6.2 of the BMG Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.6.3 The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, BMG hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date of this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1 This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the BMG Securityholders or the Arrangement by the Court):

(a)	by mutual written agreement of BMG and GSV; or

(b)	by either BMG or GSV, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)

after the date of this Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins BMG or GSV from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(iii)

the Arrangement Resolution shall have failed to receive the requisite vote for approval from BMG Securityholders at the BMG Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2.1(b)(iii) if the failure to receive the approval from BMG Securityholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	by GSV, if:

(i)

the BMG Board (A) fails to provide the BMG Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the BMG Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (D) fails to reaffirm the BMG Board Recommendation within five (5) Business Days (and in any case prior to the BMG Meeting) after having been requested in writing by GSV to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) Business Days (or beyond the time of the BMG Meeting, if sooner) shall be considered a failure of the BMG Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Change in Recommendation”);

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of BMG set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that GSV is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iv)	without limiting the provisions of subparagraph (iii) above, BMG is in breach or in default of any of its obligations or covenants set forth in Section 7.2; or

(v)

the BMG Meeting has not occurred on or before the seventy-fifth (75th ) day after the date of this Agreement; provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to GSV if the failure by GSV to fulfil any obligation hereunder is the cause of, or results in, the failure of the BMG Meeting to occur on or before such date.

(d)	by BMG, if:

(i)

the BMG Board authorizes BMG, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, BMG pays, or causes to be paid, the Termination Fee payable pursuant to Section 7.4;

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GSV set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that BMG is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

8.2.2 The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give written notice of such termination to the other Parties.

8.2.3 If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 9.3, 9.4, 9.6, 9.7, as well as the Confidentiality Agreement and the Subscription Agreement, shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the BMG Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Either Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If GSV completes the transactions contemplated by this Agreement, GSV shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by BMG:

(a)	for purposes other than those for which such Transaction Personal Information was collected by BMG prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of BMG or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. GSV shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail or facsimile, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to GSV:

Suite 610 - 815 West Hastings Street
Vancouver, British Columbia V6C 1B4

Attention:	Jonathan Awde, President and Chief Executive Officer
Facsimile:	(604) 669-5702
E-mail:	jonathan@goldstandardv.com

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard St, P.O. Box 48600 Vancouver, British Columbia V7X 1T2

Attention:	Graeme D. Martindale
Facsimile:	(604) 640-4179
E-mail:	gmartindale@blg.com

(b)	if to BMG:

Suite 300 - 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9

Attention:	Chet Idziszek, President and Chief Executive Officer
Facsimile:	(604) 331-8772
E-mail:	[Redacted for privacy reasons]

with a copy (which shall not constitute notice) to:

Dentons Canada LLP
20th Floor, 250 Howe Street
Vancouver, British Columbia V6C 3R8

Attention:	Gary R. Sollis
Facsimile:	(604) 443-7130
E-mail:	gary.sollis@dentons.com

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief (including specific performance) to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief (including specific performance) hereby being waived.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

GSV may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of GSV, provided that if such assignment and/or assumption takes place, GSV shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. GSV shall provide BMG with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day following such assignment. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the BMG Disclosure Letter and GSV Disclosure Letter), the Confidentiality Agreement and the Subscription Agreement constitute the entire agreement, and supersede all other prior agreements and understandings (including, for greater certainty, the Exclusivity Agreement dated March 24, 2017 between the Parties), both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.

9.9	No Third Party Beneficiaries

Except as provided in Section 7.6, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.10	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GOLD STANDARD VENTURES CORP.

Per:	(signed) “Jonathan Awde”
Name:	Jonathan Awde
Title:	President, Chief Executive Officer and Director

BATTLE MOUNTAIN GOLD INC.

Per:	(signed) “Chet Idziszek”
Name:	Chet Idziszek
Title:	President, Chief Executive Officer and Director

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, BMG, the BMG Securityholders, and GSV as set out in this Plan of Arrangement;

(b)	“Arrangement Agreement” means the Arrangement Agreement dated April 11, 2017 between BMG and GSV;

(c)

“Arrangement Resolution” means the special resolution of the BMG Securityholders approving this Plan of Arrangement by an affirmative vote of at least the following majorities (by tabulating the vote in each of the following three manners): (i) 66⅔% of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting, with each BMG Share entitling the BMG Shareholder to one vote; (ii) 66⅔% of the votes cast on the Arrangement Resolution by BMG Securityholders (voting together as a single class, with each BMG Share entitling the BMG Shareholder to one vote, each BMG Option entitling the BMG Optionholder to one vote for each BMG Share issuable upon exercise thereof, and each BMG Warrant entitling the BMG Warrantholder to one vote for each BMG Share issuable upon exercise thereof) present in person or represented by proxy at the BMG Meeting; and (iii) a simple majority of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting (excluding BMG Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101), which is to be considered at the BMG Meeting and is to be substantially in the form and content of Schedule B to the Arrangement Agreement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia);

(e)	“BMG” means Battle Mountain Gold Inc., a British Columbia company;

(f)

“BMG Circular” means the notice of the BMG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to BMG Securityholders in connection with the BMG Meeting, as amended, supplemented or otherwise modified from time to time;

(g)	“BMG Employee Option” means a BMG Option subject to section 7 of the Tax Act;

(h)	“BMG Employee Optionholder” means a holder of one or more BMG Employee Options;

(i)

“BMG Meeting” means the special meeting of BMG Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(j)	“BMG Option” means an option to acquire one or more BMG Shares granted pursuant to the BMG Stock Option Plan;

(k)	“BMG Optionholder” means a holder of one or more BMG Options;

(l)	“BMG Security” means a BMG Share, a BMG Option or a BMG Warrant;

(m)	“BMG Securityholder” means a holder of one or more BMG Securities;

(n)	“BMG Share” means a common share in the authorized share structure of BMG;

(o)	“BMG Shareholder” means a holder of one or more BMG Shares;

(p)

“BMG Shareholder Rights Plan” means the shareholder rights plan adopted by BMG pursuant to a shareholder rights plan agreement dated March 5, 2008 between BMG and Computershare Trust Company of Canada, as successor to Pacific Corporate Trust Company;

(q)	“BMG Stock Option Plan” means the BMG stock option plan dated April 9, 2008, as amended on March 1, 2011;

(r)	“BMG Warrantholder” means a holder of one or more BMG Warrants;

(s)	“BMG Warrant” means a warrant to acquire one (1) BMG Share;

(t)	“Business Day” means any day other than a Saturday, Sunday, or day on which the principal chartered banks located in Vancouver, British Columbia, are not open for business during normal banking hours;

(u)	“Consideration” means the consideration payable by GSV pursuant to Section 3.1 of this Plan of Arrangement to a person who is, immediately before the Effective Time, a BMG Securityholder;

(v)	“Court” means the Supreme Court of British Columbia;

(w)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(x)

“Dissenter” means a registered BMG Shareholder who validly exercises the Dissent Right, follows the Dissent Procedures and is ultimately entitled to be paid the fair market value of the underlying BMG Share;

(y)

“Dissent Procedures” means the procedures set out in Section 5.2 of this Plan of Arrangement, required to be followed by each registered BMG Shareholder in order to validly exercise the BMG Shareholder’s Dissent Right;

(z)	“Dissent Right” has the meaning ascribed thereto in Section 5.1 of this Plan of Arrangement;

(aa)	“Dissent Share” means a BMG Share in respect of which a Dissenter has exercised a Dissent Right in strict accordance with Article 5 of this Plan of Arrangement;

(bb)	“Effective Date” means the day on which the Arrangement is effective under the BCBCA;

(cc)	“Effective Time” means the commencement of the Effective Date;

(dd)	“Exchange Ratio” means 0.2187;

(ee)	“GSV” means Gold Standard Ventures Corp., a British Columbia company;

(ff)	“GSV Share” means a common share in the authorized share structure of GSV;

(gg)

“June Options” means all BMG Options granted on June 18, 2016 with an exercise price of $0.60, other than the 200,000 BMG Options granted on that date to Messrs. Campbell, Coleman, Ruiz, and Hendrickson;

(hh)

“Letter of Transmittal” means the Letter of Transmittal enclosed with the BMG Circular sent in connection with the BMG Meeting pursuant to which, among other things, registered BMG Shareholders are required to deliver certificates representing BMG Shares in order to receive the Consideration to which they are entitled;

(ii)	“Parties” means GSV and BMG, and “Party” means either one of them;

(jj)	“Plan of Arrangement” means this Plan of Arrangement;

(kk)	“Replacement Option” means an option to acquire one (1) GSV Share; and

(ll)	“Share Exchange Ratio” means 0.1891; and

(mm)	“Tax Act” means the Income Tax Act (Canada).

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein, unless otherwise indicated.

2.2	Effect of Plan of Arrangement

This Plan of Arrangement will, effective at the Effective Time, become effective and be binding on GSV, BMG, and the BMG Securityholders, without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time the following transactions will occur and be deemed to occur in the following sequence without further act or formality:

(a)	the BMG Shareholder Rights Plan shall be terminated and all rights issued thereunder shall be extinguished;

(b)

each Dissenter shall dispose of all of the Dissent Shares held by the Dissenter to GSV and in consideration therefor, GSV shall issue to the Dissenter a debt-claim to be paid by GSV the aggregate fair market value of those Dissent Shares, and in respect thereof:

(i)	the Dissenter shall cease to hold the Dissent Shares and the name of the Dissenter shall be removed from the central securities register of BMG; and

(ii)	GSV shall become the registered holder of the Dissent Shares and the name of GSV shall be entered in the central securities register of BMG;

(c)	all June Options which have not been cancelled, exercised or otherwise terminated prior to the Effective Time shall be terminated and cancelled without any payment or consideration in respect thereof;

(d)

each BMG Employee Optionholder shall dispose of each outstanding BMG Employee Option (other than a June Option) held by the BMG Employee Optionholder to GSV, and in sole consideration therefor, GSV shall issue to the BMG Employee Optionholder a number of Replacement Options having the same terms as the BMG Employee Option disposed of equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

and having an exercise price, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(iii)	the exercise price per BMG Share issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

except that the aggregate number of Replacement Options having a common exercise date and price which are issuable hereunder to a BMG Employee Optionholder shall be rounded down to the nearest whole number;

(e)

each outstanding BMG Option, other than a BMG Employee Option and a June Option, held by a BMG Optionholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for BMG Shares, be exercisable for the number of GSV Shares equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

and shall have an exercise price per GSV Share, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(iii)	the exercise price per BMG Share issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

except that the aggregate number of GSV Shares issuable to a BMG Optionholder on the exercise of a BMG Option shall be rounded down to the nearest whole number;

(f)

each outstanding BMG Warrant held by a BMG Warrantholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for one (1) BMG Share, be exercisable for the number of GSV Shares equal to the Exchange Ratio and shall have an exercise price equal to the exercise price of the BMG Warrant immediately prior to the Effective Time, except that the aggregate number of GSV Shares issuable to a BMG Warrantholder on the exercise of BMG Warrants having a common exercise date and price shall be rounded down to the nearest whole number; and

(g)	each BMG Shareholder, other than GSV (and other than a Dissenter), shall

(i)	dispose of 8/59 of each BMG Share held by the BMG Shareholder to GSV, and in sole consideration for such fraction of each BMG Share, GSV shall pay to the BMG Shareholder $0.08, and

(ii)

dispose of 51/59 of each BMG Share held by the BMG Shareholder to GSV, and in sole consideration for such fraction of each BMG Share, GSV shall issue to the BMG Shareholder, for an aggregate issue price equal to the fair market value thereof, that number of fully-paid GSV Shares equal to the Share Exchange Ratio, except that the aggregate number of GSV Shares issuable to a BMG Shareholder on the exchange of BMG Shares shall be rounded down to the nearest whole number, and in respect thereof:

(iii)	the BMG Shareholder shall cease to hold the BMG Shares and the name of the BMG Shareholder shall be removed from the securities register of BMG;

(iv)	the BMG Shareholder shall become the legal and beneficial owner of the GSV Shares and the name of the BMG Shareholder shall be entered in the securities register of GSV; and

(v)	an amount equal to the issue price of the GSV Shares so issued shall be added to the capital of the GSV Shares.

3.2	Extinction of Rights

Any instrument or certificate which immediately prior to the Effective Time represented outstanding BMG Shares that were exchanged pursuant to Section 3.1 or an affidavit of loss and bond or other indemnity pursuant to Section 4.2, shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against GSV. On such date, the aggregate GSV Shares to which the former BMG Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to GSV, and shall be returned to GSV by the Depositary. Neither GSV nor the Depositary shall be liable to any person in respect of any amount for BMG Shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.3	Withholding

BMG, GSV or the Depositary, as applicable, shall be entitled to deduct and withhold from any payment, issue, transfer or distribution of Consideration pursuant to this Plan of Arrangement such amounts as BMG, GSV or the Depositary may be required to deduct or withhold pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under this Plan of Arrangement.

3.4	Post-Effective Date Procedures

(a)

Following receipt of the Final Order and prior to the Effective Date, GSV shall deliver or arrange to be delivered to the Depositary the certificates representing the GSV Shares required to be issued to the BMG Shareholders in accordance with Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such former BMG Shareholders for distribution to such former BMG Shareholders in accordance with the provisions of Article 4 hereof.

(b)

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by registered former BMG Shareholders together with certificates, if any, which, immediately prior to the Effective Date, represented BMG Shares and such other documents as the Depositary may require, former BMG Shareholders shall be entitled to receive delivery of certificates representing the GSV Shares and cheques or wire transfers representing the cash to which they are entitled pursuant to Section 3.1.

3.5	Deemed Fully Paid and Non-Assessable Shares

All GSV Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

ARTICLE 4
CERTIFICATES

4.1	Payment of Consideration

(a)

Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding BMG Shares together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 3.3, and any certificate so surrendered shall forthwith be cancelled.

(b)	Until surrendered as contemplated by Section 4.1(a), each certificate that immediately prior to the Effective Time represented BMG Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 3.3. Any such certificate formerly representing BMG Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of BMG Shares of any kind or nature against or in BMG or GSV (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to GSV and shall be cancelled.

(c)

No holder of BMG Securities shall be entitled to receive any consideration with respect to such BMG Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding BMG Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of BMG, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate and cheque representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to GSV and the Depositary (acting reasonably) in such sum as GSV and the Depositary may direct, or otherwise indemnify GSV and the Depositary in a manner satisfactory to GSV and the Depositary, acting reasonably, against any claim that may be made against GSV or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to GSV Shares shall be delivered to the holder of any certificate formerly representing BMG Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the GSV Shares to which such holder is entitled in respect of such holder’s Consideration.

ARTICLE 5
DISSENT RIGHTS

5.1	Dissent Rights

Subject to section 246 of the BCBCA and the terms, conditions, and restrictions set out in this Article 5, there is hereby granted to each registered BMG Shareholder the right (the “Dissent Right”):

(a)	to dissent from the Arrangement Resolution; and

(b)

on the valid exercise of the Dissent Right in accordance with the Dissent Procedures, to be paid the fair market value of the registered BMG Shareholder’s BMG Shares by GSV, such value to be determined at the close of business on the last Business Day before the day of the BMG Meeting.

5.2	Dissent Procedures

A registered BMG Shareholder who wishes to exercise the registered BMG Shareholder’s Dissent Right must:

(a)	do so in respect of all BMG Shares registered in the name of the registered BMG Shareholder;

(b)	comply with sections 242 and 244 of the BCBCA, as modified below; and

(c)

deliver a written notice of dissent to the office of BMG at Suite 1128, 789 West Pender Street, Vancouver, British Columbia, at least two Business Days before the day of the BMG Meeting or any adjournment thereof.

(the “Dissent Procedures”).

5.3	Failure to Comply with Dissent Procedures

Each registered BMG Shareholder who fails to exercise the registered BMG Shareholder’s Dissent Right strictly in accordance with the Dissent Procedures will be deemed for all purposes to have:

(a)	failed to exercise the Dissent Right validly, and consequently to have waived the Dissent Right; and

(b)	thereby ceased to be entitled to be paid the fair market value of the registered BMG Shareholder’s BMG Shares.

5.4	Waiver of Dissent Right

Each registered BMG Shareholder who waives or is deemed to waive the registered BMG Shareholder’s Dissent Right, or is otherwise for any reason ultimately not entitled to be paid the fair market value of the BMG Shares registered in the name of the registered BMG Shareholder by GSV pursuant to the Dissent Right, shall be deemed to have participated in the Arrangement.

ARTICLE 6
AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:

(a)	agreed in writing by each of the Parties;

(b)	filed with the Court;

(c)	communicated to the BMG Securityholders, if and as required by the Court; and

(d)

approved by the BMG Securityholders, if and as required by the Court, unless the amendment, modification or supplement: (i) follows the BMG Meeting; (ii) only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement this Plan of Arrangement; (iii) is not adverse to the financial or economic interests of the BMG Securityholders entitled to receive the Consideration under Section 3.1 of this Plan of Arrangement; and (iv) does not adversely affect the rights of any Dissenters; in which case it need not be approved by the BMG Securityholders.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to BMG Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of BMG Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to BMG Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE B
TO THE ARRANGEMENT AGREEMENT
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Battle Mountain Gold Inc. (“BMG”), as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of BMG dated [•], 2017 accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized and approved;

2. The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving BMG and implementing the Arrangement, the full text of which is set out in Appendix [•] to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3. The arrangement agreement (the “Arrangement Agreement”) between BMG and Gold Standard Ventures Corp., dated April 11, 2017, the actions of the directors of BMG in approving the Arrangement and the actions of the officers of BMG in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of BMG or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BMG are hereby authorized and empowered, without further notice to, or approval of, the securityholders of BMG:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5. Any officer or director of BMG is hereby authorized and directed for and on behalf of BMG to execute, under the seal of the BMG or otherwise, and to deliver such documents as are necessary to desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing.

6. Any officer or director of BMG is hereby authorized and directed for and on behalf of BMG to execute and deliver , whether under corporate seal of BMG or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

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(a)	all actions required to be taken by or on behalf of BMG, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by BMG;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C
TO THE ARRANGEMENT AGREEMENT
KEY REGULATORY APPROVALS

TSX-V conditional approval.

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SCHEDULE D
TO THE ARRANGEMENT AGREEMENT
KEY THIRD PARTY CONSENTS

Nil.

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SCHEDULE E
TO THE ARRANGEMENT AGREEMENT
BMG LOCKED-UP SHAREHOLDERS

Name of Shareholder	Address of Shareholder	Number of BMG Shares*	Number of BMG Options*	Number of BMG Warrants*
Chet Idziszek	[Redacted for privacy reasons]	1,578,397	600,000	N/A
Ian Brown	[Redacted for privacy reasons]	N/A	300,000	N/A
Larry Kornze	[Redacted for privacy reasons]	50,000	500,000	N/A
Steve Garwin	[Redacted for privacy reasons]	1,050,000	750,000	50,000
Jonathan Awde	[Redacted for privacy reasons]	N/A	350,000	N/A

*As at the date of this Agreement.

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